  Exhibit 2.2

***Text Omitted and Filed Separately
with the Securities and Exchange Commission.
Confidential Treatment Requested
Under 17 C.F.R. Sections 200.80(b)(4)
and 240.24b-2

ASSET PURCHASE AGREEMENT

BY AND AMONG

COVANCE LABORATORIES INC.,

CHROMADEX, INC.,

CHROMADEX ANALYTICS, INC.,

AND

CHROMADEX CORPORATION

DATED August 21, 2017

Article I Definitions.		1
1.1	Definitions	1
Article II Sale and Transfer of Assets.		7
2.1	Purchased Assets	7
2.2	Excluded Assets	8
2.3	Liabilities.	9
Article III Purchase Price.		11
3.1	The Aggregate Purchase Price	11
3.2	Payment of the Initial Purchase Price	11
3.3	Earnout Payment.	13
3.4	Holdback Amount for Transfer Taxes	16
3.5	Allocation of Purchase Price	17
3.6	No Restrictions on Purchaser’s Operation of the Business	17
Article IV Closing.		17
4.1	Closing	17
4.2	Closing Actions and Deliveries	18
4.3	Procedures in Absence of Material Consent	18
Article V Representations and Warranties of the Seller Parties.		18
5.1	Organization; Ownership; Predecessors.	19
5.2	Due Authorization; No Conflict.	19
5.3	Financial Statements.	20
5.4	Absence of Changes	21
5.5	Title to Assets; Condition.	22
5.6	Real Property.	22
5.7	Taxes	23
5.8	Insurance	24
5.9	Governmental Authorizations.	24
5.10	Compliance with Laws.	24
5.11	Environmental Matters	26

5.12	Litigation	26
5.13	Adequacy of Assets	27
5.14	Employees; Employee Plans.	27
5.15	Employee Relations.	27
5.16	Contractual Obligations.	28
5.17	No Broker	29
5.18	Customer List	30
5.19	Accounts Receivable	30
5.20	Transactions with Related Parties	30
5.21	Privacy and Data Protection.	30
5.22	Warranties	31
5.23	Accreditations	31
5.24	Export Controls and Foreign Sales	31
5.25	No Reciprocal Dealing	32
5.26	No Employee Referrals	32
5.27	Intellectual Property.	32
Article VI Representations and Warranties of Purchaser.		34
6.1	Organization and Good Standing	34
6.2	Due Authorization; No Conflict.	34
6.3	No Brokers	35
6.4	Litigation	35
Article VII Covenants and Agreements.		35
7.1	Purchaser’s Investigation.	35
7.2	Consents of Third Parties	36
7.3	Operations of the Business Prior to the Closing	36
7.4	Notification of Certain Matters	36
7.5	No Solicitation	37
7.6	Satisfaction of Closing Conditions	37
7.7	Employee Matters.	38
7.8	Further Assurances	39

7.9	Customer Records	39
7.1	Bulk Transfer Laws	39
7.11	Continuation of Professional Liability Insurance	39
7.12	Prorations	39
7.13	Tax Matters.	39
7.14	Accounts Receivable; Accounts Payable.	41
7.15	Minimum Purchase Obligation	42
7.16	Exclusive Provider	42
7.17	JQMS Services.	43
Article VIII Conditions to Performance by Purchaser.		44
8.1	Representations and Warranties	44
8.2	Covenants and Agreements	44
8.3	Compliance Certificate	44
8.4	Absence of Litigation	44
8.5	No Material Adverse Effect	44
8.6	Material Consents	44
8.7	Release of Encumbrances on the Purchased Assets	44
8.8	Other Closing Deliveries	45
Article IX Conditions to Performance by the Seller Parties.		46
9.1	Representations and Warranties	46
9.2	Covenants and Agreements	46
9.3	Compliance Certificate.	46
9.4	Absence of Litigation	46
9.5	Material Consents	46
9.6	Other Closing Deliveries	47
Article X Termination.		47
10.1	Termination	47
10.2	Notice of Termination; Effect of Termination.	48
10.3	Return of Documentation	48
Article XI Indemnification.		49

11.1	Survival of Representations and Warranties	49
11.2	Indemnification by the Seller Parties	49
11.3	Indemnification by Purchaser	50
11.4	Indemnification Procedures.	51
11.5	Limitations.	53
11.6	Release of Escrow Funds.	54
11.7	Tax Treatment	56
11.8	Non-Reliance	56
Article XII General Provisions.		56
12.1	Expenses	56
12.2	Entire Agreement; No Third Party Beneficiaries; Amendment	56
12.3	Severability	56
12.4	Waiver	57
12.5	Public Announcements	57
12.6	Successors and Assigns	57
12.7	Notice	58
12.8	Counterparts; Facsimile Signatures	59
12.9	Governing Law	59
12.1	Jurisdiction	59
12.11	Interpretation	59

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 21st day of August 2017, by and among (i) COVANCE LABORATORIES INC., a Delaware corporation (“Purchaser”); (ii) CHROMADEX, INC., a California corporation (“ChromaDex”); (iii) CHROMADEX ANALYTICS, INC., a Nevada corporation and wholly-owned subsidiary of ChromaDex (“ChromaDex Analytics”); and (iv) CHROMADEX CORPORATION, a Delaware corporation and the sole shareholder of ChromaDex and the ultimate parent company of ChromaDex Analytics (the “Shareholder”). ChromaDex and ChromaDex Analytics are sometimes referred to individually as a “Seller” and collectively as the “Sellers”, and Sellers and the Shareholder are sometimes referred to individually as a “Seller Party” and collectively as the “Seller Parties”.

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, selected operating assets of Sellers that are used or held for use in connection with Sellers’ quality verification program testing or seals and analytical chemistry and microbiology testing business (for clarity, excluding in all cases biological testing or services related to nicotinamide riboside or any other NAD precursors or other proprietary ingredients of any Seller Party, which for all purposes shall not be considered part of the Business under this Agreement) for food and food related products such as supplements, pre-mixes, ingredients, and agriculture, which provides analysis services such as nutritional analysis, purity analysis, component identification, contaminants, toxins, residues, heavy metals, shelf life and stability, and sensory analysis, for clients such as natural product suppliers, dietary supplement companies, sport nutrition companies, food manufacturers, ingredients and pre-mix suppliers, agricultural producers, restaurants, and retail food sellers (collectively, the “Business”), upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

ARTICLE I.

Definitions.

1.1.  Definitions. All capitalized terms not otherwise defined elsewhere in this Agreement shall have the meanings ascribed to such terms in this Section 1.1.

“Accountants” means a national accounting firm mutually agreed on by Sellers and Purchaser.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means (a) the possession, directly or indirectly, of the power to vote twenty percent (20%) or more of the securities or other equity interests of a Person having ordinary voting power or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise or (c) being a director, executive officer, executor, trustee or fiduciary

(or their equivalents) of a Person and, with respect to the Sellers, being a director or executive officer of the Shareholder. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual’s spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals.

“Business Day” means a day other than a Saturday, a Sunday or a day on which commercial banks are authorized or required to be closed in the State of North Carolina or the State of California.

“Closing” means the consummation of the transactions contemplated herein in accordance with Article IV.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated April 29, 2017, between and among Laboratory Corporation of America Holdings and Purchaser on the one hand and Sellers on the other hand, as amended.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease or license, whether written or oral, which pertains to such Person or any material Assets of such Person.

“Debt” means, with respect to any Person at any date, the following with respect to such Person and its Subsidiaries (whether secured or unsecured), without duplication: (a) all obligations for borrowed money (whether current or non-current, short-term or long-term), including, without limitation, notes, loans, lines of credit, bonds, debentures, obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person and its Subsidiaries, and all associated Liabilities, (b) the outstanding indebtedness with respect to all equipment lease Contractual Obligations (capitalized or otherwise), (c) the maximum Liability under any payment obligations (whether or not contingent) with respect to acquisitions of assets or businesses in whatever form, (d) all obligations with respect to the factoring and discounting of accounts receivable, (e) all obligations arising from cash/book overdrafts or negative cash balances, (f) all obligations secured by an Encumbrance on any property or asset owned by such Person or its Subsidiary, (g) all guarantees by such Person or any of its Subsidiaries of Debt of others, (h) all obligations for the deferred purchase price of property or services (including accounts payable and liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property), (i) all Liabilities relating to unfunded, vested benefits under any Employee Plan with respect to any of the Business Employees, (j) all obligations relating to deferred compensation arrangements, and (k) all accrued interest, prepayment premiums and penalties related to any of the foregoing;provided, however, that “Debt” shall not include Taxes or obligations or liabilities with respect to trade payables incurred in the Ordinary Course of Business.

“Employee Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, (b) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right, profit sharing or similar equity-based plan or agreement, or (d) any other deferred-compensation, retirement, severance, retention, change-in-control, leave, vacation, welfare-benefit, bonus, incentive or fringe-benefit plan, program, agreement or arrangement that is, in each of the cases of clauses (a) through (d), maintained for the benefit of any officers, directors, employees or consultants of the Business.

“Encumbrance” means any lien, license to a third party, option, warrant, pledge, security interest, mortgage, claim, title defect, right of way, easement, encroachment, profit, servitude, community property interest, equitable interest, right of first offer or first refusal, buy/sell agreement and/or any other material restriction or covenant with respect to, or material condition governing the use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other material attribute of ownership.

“Environmental Law” means all Laws relating to the environment, natural resources, pollutants, contaminants, wastes, chemicals or public health and safety, including, without limitation, any Law pertaining to (a) manufacture, processing, use, distribution, treatment, storage, disposal, generation, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or solid or hazardous waste or oil or petroleum products, (b) air, water and noise pollution, (c) groundwater and soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals, (e) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, and (f)  the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Hazardous Substances Transportation Act, 49 U.S.C. 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Clean Water Act, 33 U.S.C. 1251 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. 2701 et seq., and the regulations promulgated pursuant thereto, and all analogous state and local statutes and laws.

“Environmental Liability” means any Liability, including any assertion of such Liability, under any Environmental Law or contractual provision (including, without limitation, any provision of the Existing Lease) relating to environmental matters arising out of or relating to (a) any event, condition or circumstance existing or occurring prior to Closing involving the Business, the Purchased Assets, or the Leased Premises, regardless of how, when or by whom such condition was or is discovered; and/or (b) any Environmental Losses.

 “Environmental Losses” means any Losses pursuant to (a) Section 11.2(a) or 11.2(b) of this Agreement, with respect to any inaccuracy in or breach of any representation or warranty made by any Seller Party in Section 5.11 of this Agreement or any allegation contained in any Third Party Claim that, if true, would be a breach or inaccuracy of any representation or warranty made by any Seller Party in Section 5.11 of this Agreement, (b) any matter, item, condition or circumstance listed, contained or otherwise disclosed in any report listed on Section 5.11 of the Disclosure Schedule, and/or (c) any matter, item, condition or circumstance otherwise discovered during the course of any additional subsurface investigation of the Leased Premises conducted in material compliance with Section 3.2(c)(ii) that was present at, in, under, on, above or about the Leased Premises as of the Closing Date and arising under any Environmental Law or contractual provision (including, without limitation, any provision of the Existing Lease) relating to environmental matters.

“ERISA” means the federal Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, all employers, trades or businesses (whether or not incorporated) that would be treated together with such entity as a “single employer” within the meaning of Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the date hereof or, with respect to any financial statements, the date such financial statements were prepared.

“General Escrow Amount” means, collectively, the Initial Escrow Amount, and, as applicable, the Earnout Escrow Amount.

“General Escrow Funds” means, at any given time after Closing, the remaining portion of the General Escrow Amount then held by the Escrow Agent, including the remaining interest actually earned thereon.

 “Governmental Authority” means any domestic or foreign federal, state or local government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, including without limitation, any applicable bond, certificate of authority, certificate of need, accreditation, qualification, license, franchise, permit, order, registration, variance or privilege.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, mold dielectric fluid containing levels of polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material, substance or waste that is limited, regulated or otherwise the subject of any requirement or potential liability imposed by any Governmental Authority.

“Income Tax” means any federal, state, local, or non-U.S. income Tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Intellectual Property Rights” means, in each case, to the extent solely related to the Business: (a) trade secrets, know-how, methods, processes, data, content, metadata, and any other proprietary information that derives independent commercial value from not being generally known or readily available, (b) licensed computer software, including all related documentation and the use of all source code, object code, specifications and designs in accordance with the terms, conditions, and restrictions related to such software, (c) source code for the .net applications relating to the label printers, and (d) works of authorship, including within the ComplyID data and any standard operating procedures, in which copyright protection exists, whether registered or unregistered, and pending applications (if any) to register the same.

“Interim Period” means the period commencing on the date of this Agreement and ending as of the Closing.

“JQMS” means Joy Quality Management Systems.

“JQMS Agreement” means that certain Exclusive Sales and Marketing Agreement dated as of June 1, 2014 by and between ChromaDex and JQMS, including any amendments thereto.

“Knowledge” means, with respect to Sellers, the actual knowledge of Frank Jaksch, Tom Varvaro, Troy Rhonemus, [ …***…] and […***…], together with the knowledge such persons would be expected to have after reasonable inquiry.

“Law” means any foreign, federal, state or local law, statute, ordinance, code, common law ruling or regulation, or any Governmental Order, or any similar item having the force or effect of law.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due.

“Material Adverse Effect” means any event, circumstance, change, occurrence or development, whether or not such event, circumstance, change, occurrence or development would be inconsistent with the representations and warranties of the Seller Parties under this

***Confidential Treatment Requested

Agreement, that (a) is materially adverse to, or could reasonably be expected to result in a material adverse effect on or a material adverse change in, the assets, liabilities, or financial condition of the Business, or (b) prevents or materially delays or impairs the ability of either Seller to perform any obligation of such Seller under this Agreement in a timely manner or to consummate the transactions contemplated by this Agreement. References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of materiality or of a Material Adverse Effect.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business.

“Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization, certificate of limited partnership and any joint venture, limited liability company, operating, voting or partnership agreement, by-laws, or similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Permitted Liens” means (a) Encumbrances for Taxes that are (i) not yet due and payable or (ii) being contested in good faith by appropriate procedures, for which adequate reserves have been established in accordance with GAAP, (b) Encumbrances set forth in Schedule 1.1 attached hereto, (c) any recorded easement, covenant, zoning or other restriction on the Leased Premises that does not prohibit or impair the current use or occupancy of the property by the Sellers, and (d) statutory or common Law Encumbrances in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Encumbrances in the Sellers’ Ordinary Course of Business for sums not yet due or being contested in good faith.

“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Proceeding” means any litigation, action, suit, mediation, arbitration, assessment, investigation, hearing, grievance or similar proceeding (in each case, whether civil, criminal, administrative, investigative or informal) initiated, commenced, conducted, heard, or pending by or before any Governmental Authority, arbitrator or mediator.

“SEC” means the U.S. Securities and Exchange Commission.

“Seagull Software License Agreement” means that certain End User License Agreement entered into in 2016 by and between Sellers and Seagull Scientific, Inc.

 “Special Escrow Funds” means, at any given time after Closing, the remaining portion of the Special Escrow Amount then held by the Escrow Agent, including the remaining interest actually earned thereon.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, fifty percent (50%)

or more of the stock or other equity interests in such entity, or of which such Person is a general partner, manager or managing member.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, production, Code §59A, customs duties, capital gains, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind, however computed, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment or supplement thereof.

“Trademark” means the mark shown at U.S. Trademark Registration No. 3,999,086 and International Registration No. 1075641.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Escrow Agreement, the Non-Competition Agreement, the Non-Competition Agreement for Management, the License Agreement, the Assumption Agreement, the Joint Contract Assumption Agreement, the Closing Statement, and the General Assignment and Bill of Sale and all other written agreements, documents and certificates contemplated herein or by any of the foregoing documents as closing deliveries.

ARTICLE II.

Sale and Transfer of Assets.

2.1. Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase, free and clear of all Encumbrances (other than Permitted Liens and other than claims of third parties under the Assigned Contracts based on, related to or in connection with circumstances occurring prior to the Closing Date, which the parties acknowledge and agree are Excluded Liabilities), the Purchased Assets. The term “Purchased Assets” means, collectively, all right, title and interest of Sellers in, to and under the following assets only (and, for purposes of clarity, shall not include the Excluded Assets):

(a)  all of the personal property owned by Sellers and used (or allocated for use) in the Business (i) located at the Leased Premises (as defined in Section 5.6(b)), including laboratory equipment, accessories, machinery, apparatus, furniture, fixtures, computer hardware and office equipment, including, without limitation, those items identified on Schedule 2.1(a)(i) attached hereto and (ii) located in California and Wisconsin and identified on Schedule 2.1(a)(ii) attached hereto;

(b)  all inventory, work-in-process, and supplies maintained by Sellers at the Leased Premises in connection with the Business, including, without limitation, such inventory, work-in-process and supplies listed on Schedule 2.1(b) attached hereto;

(c)  all Governmental Authorizations listed on Schedule 2.1(c) attached hereto;

(d)  all of Sellers’ rights under the Business Contracts (as defined in Section 5.16(a)), including the Existing Lease (which shall constitute a “Business Contract” as defined herein), and all of Sellers’ rights under the Joint Contracts (as defined in Section 5.16(a)) solely as such rights apply to the Business, in each case as such rights apply under the Business Contracts and the Joint Contracts from and after the Closing Date;

(e)  all of Sellers’ Intellectual Property Rights, telephone and telecopy listings with respect to the Leased Premises, and going concern value and goodwill related to the Business;

(f)  with respect to the Business, any and all past and pending documents of sales and service information, customer lead lists, customer lists (including the Customer List, as defined in Section 5.18), payor and supplier lists, inventory cost records, machinery and equipment records, mailing lists, sales and purchasing materials, quality control records and procedures, standard operating procedures, analytical methods, validation documents and reports, books of account, customer records and records quotations, purchase orders, sales, brochures, advertising materials, samples, display materials, and all files related to the Business on the Business’ server (including the ComplyID library);

(g)  all claims of Sellers against third parties relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or non-contingent, to the extent arising after the Closing Date;

(h)  all rights of Sellers relating to deposits and prepaid expenses relating to the Purchased Assets, including the security deposit with respect to the Existing Lease; and

(i)  all warranties (express and implied) that continue in effect with respect to any Purchased Asset (to the extent transferable without consent of a third party) and based on a claim arising after the Closing Date.

2.2. Excluded Assets. Notwithstanding the provisions of Section 2.1, the Purchased Assets shall not include any of the right, title or interest of either Seller in, to and under the following (herein referred to as the “Excluded Assets”): (a) all cash, bank deposits and cash equivalents of either Seller; (b) all accounts receivable and notes receivable of either Seller relating to the Business arising prior to the Closing Date; (c) either Seller’s minute books, stock books and other corporate records having to do with the corporate organization and capitalization of such Seller; (d) either Seller’s websites, trade names and marks related to the Business and domain names incorporating such trade names; (e) the assets listed on Schedule 2.2(e) attached hereto; (f) either Seller’s claims for prepaid Taxes or refunds of Taxes arising from or relating to any taxable period (or portion thereof) ending on or before the Closing Date;(g) all insurance policies of either Seller, and all rights and claims thereunder;(h) the Accreditation (as defined in Section 5.23); (i) the Governmental Authorizations listed on Schedule 2.2(i) attached hereto; (j) all personal property of either Seller located in California other than the personal property listed on Schedule 2.1(a)(ii) attached hereto; (k) all intellectual property of the Sellers other than

Sellers’ Intellectual Property Rights; (l) all of Sellers’ rights under the Joint Contracts solely as such rights do not apply to the Business; (m) all of Sellers’ rights under the Business Contracts and the Joint Contracts as such rights apply under the Business Contracts and the Joint Contracts prior to the Closing Date; (n) copies of all of the documents and records transferred to Purchaser pursuant to Section 2.1(f) to the extent necessary for the operation of Sellers’ business (other than the Business) and (o) any assets, properties and rights of either Seller not related to the Business or the Purchased Assets.

2.3. Liabilities.

(a)  Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and agree to perform, including pursuant to an assignment and assumption agreement in the form of Exhibit 2.3(i) attached hereto related to the Business Contracts (the “Assumption Agreement”) and an assignment and assumption agreement in the form of Exhibit 2.3(ii) attached hereto related to the Joint Contracts (the “Joint Contract Assumption Agreement”), the (i) Liabilities of Sellers under the Business Contracts arising from and after the Closing (including but not limited to deferred rent under the Existing Lease), (ii) the Liabilities of Sellers under the Joint Contracts solely to the extent related to the Business and arising from and after the Closing, (iii) any Liabilities under the Joint Contracts arising from Purchaser’s actions or failures to act under the Joint Contracts from and after the Closing, and (iv) all Tax Liabilities relating to the Business and the Purchased Assets (other than Tax Liabilities described in Section 2.3(b)(i) and other than Sellers’ share of Transfer Taxes as described in Section 3.4 below), but excluding any Liability (A) arising out of or relating to any breach, violation, default or failure to perform by either Seller that occurred prior to the Closing Date, (B) that is an Excluded Liability and/or (C) that is an Environmental Liability (collectively, the “Assumed Liabilities”).

(b)  Except as contemplated by Section 2.1(a) and as expressly set forth in the Assumption Agreement and the Joint Contract Assumption Agreement, Purchaser shall not assume, nor shall it agree to pay, perform or discharge, any Liability of either Seller or any Affiliate of either Seller, whether or not arising from or relating to the conduct of the Business other than the Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the prior sentence, Excluded Liabilities shall include, without limitation:

(i)     (x) any Liability to pay any Taxes of either Seller or any of their Affiliates, regardless of whether arising in connection with the consummation of the transactions contemplated hereby or otherwise (other than Apportioned Obligations required to be paid by Purchaser, which are addressed in Section 7.13(a), and Transfer Taxes, which are addressed in Section 3.4), and (y) any Liability or commitment of either Seller for the unpaid Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as successor or transferee, or by contract (other than Contractual Obligations the primary purpose of which does not relate to Taxes);

(ii)    any Liability of either Seller or their Affiliates for performance by either Seller under the Transaction Documents;

(iii)    any Liability under any Assigned Contract arising prior to the Closing Date or relating to any breach, violation, default or failure to perform by either Seller that occurred prior to the Closing Date;

(iv)    any Liability under any Joint Contract arising on or after the Closing Date solely to the extent not related to the Business or based on either Seller’s actions or failures to act under the Joint Contracts from and after the Closing Date;

(v)     any Liability otherwise relating to the Purchased Assets or the Business arising prior to the Closing Date (including Liabilities that are attributable to facts or circumstances occurring or in existence prior to the Closing Date);

(vi)    any Environmental Liability;

(vii)  any Liability relating to any Debt of either Seller or their Affiliates (other than to the extent provided for in any Business Contract and arising from and after the Closing and other than to the extent provided for in any Joint Contract and solely relating to the Business and arising from and after the Closing);

(viii)  any Liability of either Seller with respect to any Proceeding relating to the operation of the Business by either Seller prior to the Closing Date;

(ix)    any Liability for any accounts payable or other accruals related to the Business arising prior to the Closing Date;

(x)     any Liability relating to the Excluded Assets;

(xi)    any Liability under any Employee Plan that either Seller sponsors, maintains, contributes or is obligated to contribute, or under which either Seller has or may have any Liability, including, without limitation, all Liabilities for or arising from any “COBRA” health care continuation coverage required to be provided under Section 4980B of the Code and Sections 601-608 of ERISA to employees, former employees and any other COBRA qualified beneficiaries of either Seller, including those who incur a COBRA qualifying event in connection with the transactions contemplated by this Agreement;

(xii)   any Liability associated with, related to, arising from, or in connection with any employee or former employee of either Seller or their Affiliates arising prior to the Closing Date or based on facts and circumstances occurring or in existence prior to the Closing Date; and

(xiii)  any other Liability of either Seller or their Affiliates that is not an Assumed Liability.

ARTICLE III.

Purchase Price.

3.1. The Aggregate Purchase Price. The aggregate purchase price to be paid by Purchaser for the Purchased Assets (the “Aggregate Purchase Price”) shall be an amount equal to the sum of (a) Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “Initial Purchase Price”), plus (b) an amount equal to Seventy-Five Thousand Dollars ($75,000.00) (as may be adjusted downward pursuant to Section 3.4, the “Holdback Amount”), plus (c) the Earnout Payment, plus (d) the assumption of the Assumed Liabilities.

3.2. Payment of the Initial Purchase Price. The Initial Purchase Price shall be paid as follows:

(a)  At the Closing, Purchaser shall pay to Sellers by wire transfer of immediately available funds to an account designated by Sellers (such designation to be set forth on the letterhead of Sellers’ bank and to be delivered to Purchaser at least three (3) Business Days prior to the Closing Date) an amount equal to (i) the Initial Purchase Price, less (ii) an amount equal to [ …***…] percent ([…***…]%) of the Initial Purchase Price (the “Initial Escrow Amount”), less (iii) an amount equal to […***…] Dollars ($[…***…]) (as may be adjusted pursuant to Section 3.2(c)(i), the “Special Escrow Amount”), less (iv) an amount equal to the outstanding balance of the Debt of Sellers as of the Closing Date set forth on Schedule 3.2, which amount shall be paid off at Closing by Purchaser on behalf of Sellers. All closing payments shall be reflected on a closing statement to be executed by the parties at Closing (the “Closing Statement”).

(b)  As partial security against any claims by Purchaser for indemnification pursuant to Section 11.2 of this Agreement, at the Closing, Purchaser shall deposit the Initial Escrow Amount with U.S. Bank, National Association, a national banking association (the “Escrow Agent”), by wire transfer of immediately available funds, to be held by the Escrow Agent pursuant to the Escrow Agreement in the form of Exhibit 3.2(b) attached hereto and otherwise acceptable in form and substance to the Escrow Agent (the “Escrow Agreement”). The term of the escrow period for the General Escrow Amount shall be eighteen (18) months following the Closing Date (the “General Escrow Period”). Subject to Sections 3.2(b)(i) and 11.6, promptly following the expiration of the General Escrow Period, Purchaser and Sellers shall execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver the General Escrow Funds to Sellers.

(i)  In the event that, prior to the date of the expiration of the General Escrow Period, the Seller Parties shall be obligated to pay any amounts due to Purchaser regarding any claims for Losses (other than Environmental Losses) made by Purchaser pursuant to Section 11.2 of this Agreement, then Purchaser and Sellers shall promptly execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver such amounts to Purchaser from the General Escrow Amount and the remaining balance of the General Escrow Amount shall be retained in accordance with the terms of this Section 3.2, Section 11.6 and the Escrow Agreement.

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(ii)  Interest on the General Escrow Amount shall be paid to Purchaser and Sellers in the proportion of the General Escrow Amount paid to them.

(c)  As partial security against any claims by Purchaser for any Environmental Losses, at the Closing, Purchaser shall deposit the Special Escrow Amount with the Escrow Agent, by wire transfer of immediately available funds, to be held by the Escrow Agent pursuant to the Escrow Agreement. The term of the escrow period for the Special Escrow Amount shall commence on the Closing Date and expire on May 1, 2024 (the “Special Escrow Period”). Subject to Sections 3.2(c)(i) and 11.6, promptly following the expiration of the Special Escrow Period, Purchaser and Sellers shall execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver the Special Escrow Funds to Sellers.

(i)  In the event, prior to Closing, with respect to any environmental conditions referenced in the Phase II report identified in Section 5.11 of the Disclosure Schedule, Sellers deliver to Purchaser (A) a “comfort letter” addressed to Purchaser from the applicable Colorado Governmental Authority or a no further action letter addressed to the landlord for the Leased Premises (or similar documentation) as a result of enrolling the Leased Premises in Colorado’s Voluntary Cleanup Program (each a “Regulatory Letter”), either of which may be conditioned upon (1) no changes in conditions, laws or property uses, (2) no new contamination caused by Purchaser, (3) a reservation of the Colorado Governmental Authority’s authority should new information come to light, and (4) no submission of materially misleading information to the Colorado Governmental Authority (the parties acknowledge and agree that the conditions in (1), (2), (3) and (4) shall not be a basis for Purchaser or its counsel to deem any Regulatory Letter not reasonably satisfactory), and/or (B) a written acknowledgement from the landlord for the Leased Premises that Purchaser is not responsible for the contamination that is existing as of the Closing Date on the Leased Premises (“Landlord Acknowledgement”), in either case in a form reasonably satisfactory to Purchaser and its counsel, it being agreed by the parties that Purchaser shall provide written notice to Sellers indicating whether the Regulatory Letter or Landlord Acknowledgement or both, as applicable, is or are reasonably satisfactory to Purchaser and its counsel within twenty-one (21) days after Purchaser’s receipt of such Regulatory Letter or Landlord Acknowledgement or both, as applicable. In the event Purchaser has provided Sellers with written notice within such period indicating that such Regulatory Letter or Landlord Acknowledgement or both, as applicable, is or are reasonably satisfactory to Purchaser and its counsel, or has failed to notify Sellers of Purchaser’s determination within such period, the Special Escrow Amount shall be reduced as follows and the definition of Special Escrow Amount shall be deemed amended accordingly: (1) by [ …***…] Dollars ($[…***…]), if Sellers deliver to Purchaser either the Regulatory Letter or the Landlord Acknowledgement, or (2) by […***…] Dollars ($[…***…]), if Sellers deliver to Purchaser both a Regulatory Letter and a Landlord Acknowledgement. The parties acknowledge and agree that if Sellers satisfy the foregoing condition in subsection (2), no Special Escrow Amount shall be deducted from the Initial Purchase Price at Closing or be required hereunder. Prior to Sellers’ submission to the applicable Colorado Governmental Authority of any information regarding the environmental condition of the Leased Premises, including any application or request for a Regulatory Letter, Sellers shall provide to Purchaser, for Purchaser’s approval, which approval shall not be unreasonably withheld, delayed or conditioned, a copy of such information, application or request; provided, further, that upon Sellers’ receipt of such written approval, or, if Purchaser has not provided Sellers with either a written approval or

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objection to such information, application or request within fifteen (15) Business Days of Purchaser’s receipt of such information, application or request, Sellers may proceed with their submission to the applicable Colorado Governmental Authority, and if a written objection is delivered to Sellers within such period, Sellers and Purchaser agree to negotiate in good faith to resolve such objection as soon as practicable. Sellers shall further afford Purchaser a reasonable opportunity to participate in any telephone call or meeting with such Colorado Governmental Authority arising out of any such submission, application or request.

(ii)   During the term of the Special Escrow Period, Purchaser shall keep Sellers informed of any environmental matters relating to the Leased Premises and shall (A) provide Sellers a copy of any report, data or other information that might relate to any Environmental Liability within twenty-one (21) days after receipt by Purchaser, (B) allow Sellers an opportunity to review and comment on any work plan, report, or correspondence of Purchaser that might relate to any Environmental Liability prior to submission to any Governmental Authority, (C) provide Sellers a copy of any order, notice, request, correspondence or other document from any Governmental Authority that might relate to any Environmental Liability within twenty-one (21) days after receipt by Purchaser, (D) confer with Sellers with regard to any subsurface investigation, or any remediation or monitoring work to be undertaken by Purchaser that relates to any Environmental Liability, and (E) not (1) conduct any remediation or monitoring work that relates to any Environmental Liability or (2) report to any Governmental Authority any matter, item, condition or circumstance that relates to any Environmental Liability, unless such remediation or monitoring work or reporting, as applicable, is required by Law or the landlord for the Leased Premises.

(iii)  In the event that, prior to the date of the expiration of the Special Escrow Period, the Seller Parties shall be obligated to pay any amounts due to Purchaser regarding any claims by Purchaser for Environmental Losses pursuant to Section 11.2 of this Agreement, then Purchaser and Sellers shall promptly execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver such amounts to Purchaser from the Special Escrow Amount and the remaining balance of the Special Escrow Amount shall be retained in accordance with the terms of this Section 3.2, Section 11.6 and the Escrow Agreement. For the sake of clarity, if such amounts due to Purchaser regarding any claims by Purchaser for Environmental Losses exceed the Special Escrow Amount, Seller Parties shall be responsible for paying such excess amount to Purchaser pursuant to Sections 2.3(b)(vi) and 11.2(d) and such excess amount shall not be paid from the General Escrow Amount.

(iv)  Interest on the Special Escrow Amount shall be paid to Purchaser and Sellers in the proportion of the Special Escrow Amount paid to them.

3.3. Earnout Payment.

(a)  Amount of the Earnout Payment. Subject to the occurrence of the Closing, Sellers shall be eligible to receive a payment in an amount equal to up to One Million Dollars ($1,000,000.00) (the “Earnout Payment”). The amount of the Earnout Payment shall be calculated as follows: (i) if Actual Revenue is less than the Minimum Revenue Amount, then the Earnout Payment shall equal Zero Dollars ($0.00), (ii) if Actual Revenue equals or exceeds the Minimum Revenue Amount, but is less than the Maximum Revenue Amount, then the

Earnout Payment shall equal $[ …***…] multiplied by the difference between the Minimum Revenue Amount and Actual Revenue, or (iii) if Actual Revenue equals or exceeds the Maximum Revenue Amount, then the Earnout Payment shall equal One Million Dollars ($1,000,000.00). For the sake of illustration, if Actual Revenue is equal to $[…***…], Sellers would be entitled to an Earnout Payment equal to […***…] Dollars ($[…***…]) ($[…***…] - $[…***…] x $[…***…]).

(b)  Determination of Earnout Payment.

(i)  Pre-Closing Revenue.

(1) Within ninety (90) days following the Closing Date, Sellers shall prepare and deliver to Purchaser a statement setting forth Sellers’ calculation of Pre-Closing Revenue, together with such supporting evidence as is reasonably necessary to calculate such amount (the “Pre-Closing Revenue Statement”).

(2) If Purchaser has any objections to the Pre-Closing Revenue Statement, Purchaser will deliver to Sellers, within thirty (30) days after delivery of the Pre-Closing Revenue Statement, a detailed written statement (the “Pre-Closing Revenue Objections Statement”) describing (A) which items on the Pre-Closing Revenue Statement have not been prepared in accordance with this Agreement, (B) the basis for Purchaser’s disagreement with the calculation of such items, and (C) Purchaser’s proposed dollar amount for each item in dispute. During the thirty (30) day period following Sellers’ delivery of the Pre-Closing Revenue Statement to Purchaser, upon Purchaser’s written request, Sellers shall provide Purchaser with reasonable access to the books and records of Sellers as necessary to enable Purchaser to verify the information included in the Pre-Closing Revenue Statement, and shall cooperate with all reasonable requests of Purchaser relating to Purchaser’s investigation and review of the Pre-Closing Revenue Statement. Any such investigation and review shall be conducted at reasonable times and under reasonable circumstances, and Purchaser agrees that any such investigation or review shall not unreasonably interfere with the ongoing operations of Sellers. If Sellers have made such books and records available to Purchaser in a timely manner as provided herein (based on a timely request by Purchaser for access to such books and records), but Purchaser fails to deliver a Pre-Closing Revenue Objections Statement within such thirty (30) day period, then the Pre-Closing Revenue Statement shall automatically become final and binding on all parties. If Purchaser delivers a Pre-Closing Revenue Objections Statement within such thirty (30) day period, then Sellers and Purchaser will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after Purchaser has submitted the Pre-Closing Revenue Objections Statement, any remaining matters that are in dispute will be resolved by the Accountants. Purchaser shall be deemed to have agreed with all amounts and items contained or reflected in the Pre-Closing Revenue Statement to the extent such amounts or items are not disputed in the Pre-Closing Revenue Objections Statement. The Accountants will prepare and deliver a written report to Purchaser and Sellers and will submit a resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants. The Accountants’ determination of such unresolved disputes will be final and binding on all parties;provided, however, that no such determination shall be any more favorable to Sellers than is set forth in the Pre-Closing Revenue Statement or any more favorable to Purchaser than is proposed in the Pre-Closing Revenue Objections

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Statement. The fees and any expenses of the Accountants, including any retainer, shall be shared equally between Purchaser and Sellers. The final Pre-Closing Revenue Statement, however determined pursuant to this Section 3.3(b)(i)(2), will produce the Pre-Closing Revenue to be used to determine whether Sellers are entitled to the Earnout Payment.

(ii)  Actual Revenue.

(1) Within sixty (60) days following the end of the 2017 calendar year, Purchaser shall prepare and deliver to Sellers a statement setting forth Purchaser’s calculation of Actual Revenue, together with such supporting evidence as is reasonably necessary to calculate such amount (the “Earnout Statement”).

(2)  If Sellers have any objections to the Earnout Statement, Sellers will deliver to Purchaser, within thirty (30) days after delivery of the Earnout Statement, a detailed written statement (the “Earnout Objections Statement”) describing (A) which items on the Earnout Statement have not been prepared in accordance with this Agreement, (B) the basis for Sellers’ disagreement with the calculation of such items, and (C) Sellers’ proposed dollar amount for each item in dispute. During the thirty (30) day period following Purchaser’s delivery of the Earnout Statement to Sellers, upon Sellers’ written request, Purchaser shall provide Sellers with reasonable access to the books and records of Purchaser as necessary to enable Sellers to verify the information included in the Earnout Statement, including Purchaser’s calculation of Actual Revenue, and shall cooperate with all reasonable requests of Sellers relating to Sellers’ investigation and review of the Earnout Statement. Any such investigation and review shall be conducted at reasonable times and under reasonable circumstances, and Sellers agree that any such investigation or review shall not unreasonably interfere with the ongoing operations of Purchaser. If Purchaser has made such books and records available to Sellers in a timely manner as provided herein (based on a timely request by Sellers for access to such books and records), but Sellers fail to deliver an Earnout Objections Statement within such thirty (30) day period, then the Earnout Statement shall automatically become final and binding on all parties. If Sellers deliver an Earnout Objections Statement within such thirty (30) day period, then Sellers and Purchaser will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after Sellers have submitted the Earnout Objections Statement, any remaining matters that are in dispute will be resolved by the Accountants. Sellers shall be deemed to have agreed with all amounts and items contained or reflected in the Earnout Statement to the extent such amounts or items are not disputed in the Earnout Objections Statement. The Accountants will prepare and deliver a written report to Purchaser and Sellers and will submit a resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants. The Accountants’ determination of such unresolved disputes will be final and binding on all parties;provided, however, that no such determination shall be any more favorable to Sellers than is set forth in the Earnout Objections Statement or any more favorable to Purchaser than is proposed in the Earnout Statement. The fees and any expenses of the Accountants, including any retainer, shall be shared equally between Purchaser and Sellers. The final Earnout Statement, however determined pursuant to this Section 3.3(b)(ii)(2), will produce the Actual Revenue to be used to determine whether Sellers are entitled to the Earnout Payment.

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(c)  Payment of Earnout Payment. The Earnout Payment shall be paid by Purchaser within thirty (30) days following the date the Earnout Payment becomes final and binding in accordance with Section 3.3(b)(ii)(2), as follows: (i) to Sellers by wire transfer of immediately available funds to an account designated by Sellers in writing an amount equal to the (A) Earnout Payment, less (B) an amount equal to [ …***…]% of the Earnout Amount (the “Earnout Escrow Amount”) and (ii) as partial security against any claims by Purchaser for indemnification pursuant to Section 11.2, by deposit of the Earnout Escrow Amount with the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement.

(d)  Defined Terms. For purposes of this Section 3.3, the following capitalized terms shall have the following meanings:

(i)    “Actual Revenue” means (A) the Pre-Closing Revenue, plus (B) the net revenue earned by Purchaser (net of refunds, rebates and similar items) from any quality verification program services provided, or analytical chemistry and microbiology testing conducted, by Purchaser or any of its Affiliates during the period commencing on the Closing Date and ending on December 31, 2017, the orders for which originated through the Business’ Great Plains intake system, as determined on an accrual basis in accordance with GAAP; provided, however, any revenue earned by Purchaser from any such quality verification program services or analytical chemistry or microbiology testing ordered by any of the Seller Parties, or any of their majority-owned Subsidiaries, or, in the event of a reorganization of any of the Seller Parties, any parent of the Seller Parties, shall be excluded from Actual Revenue.

(ii)   “Maximum Revenue Amount” means $[…***…].

(iii)  “Minimum Revenue Amount” means $[…***…].

(iv)  “Pre-Closing Revenue” means the net revenue collected by Sellers (net of refunds, rebates and similar items) as determined in accordance with GAAP, whether collected by Sellers prior to Closing or within one hundred twenty (120) days following Closing, from any quality verification program services provided, or analytical chemistry and microbiology testing conducted, by Sellers during the period commencing January 1, 2017 and ending on the day immediately preceding the Closing Date, the orders for which originated through the Business’ Great Plains intake system.

3.4. Holdback Amount for Transfer Taxes. Sellers on the one hand, and Purchaser on the other hand, shall each pay […***…] percent ([…***…]%) of any transfer, documentary, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). Sellers shall be responsible for timely preparing and filing all necessary documents (including all Tax Returns) with respect to the Transfer Taxes, provided that Sellers shall provide such documents to Purchaser for Purchaser’s review as soon as reasonably practicable, and in any event at least ten (10) Business Days before the documents are due to be filed. Sellers shall not file any such documents without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Sellers shall promptly provide Purchaser with evidence that all Transfer Taxes have been timely paid in full. Within fifteen (15) Business Days following Purchaser’s receipt of such evidence of Sellers’

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payment of the Transfer Taxes, Purchaser shall pay to Sellers by check from the Holdback Amount, an amount equal to its share of the Transfer Taxes, and if such amount is less than the Holdback Amount, the Aggregate Purchase Price shall be deemed reduced by the difference between the Holdback Amount and the amount of Purchaser’s share of the Transfer Taxes and Sellers shall not be entitled to payment of such difference; provided that, if Purchaser’s share of the Transfer Taxes is greater than the Holdback Amount, in addition to paying Sellers by check from the Holdback Amount the full Holdback Amount, Purchaser shall also pay to Sellers by check an amount equal to [ …***…]% of the amount by which the Transfer Taxes exceed $[…***…]. Notwithstanding anything to the contrary in this Agreement, the Holdback Amount shall not be treated as purchase price paid for the Purchased Assets for U.S. federal or applicable state or local income Tax purposes, and, instead, shall be treated as owned by Purchaser and paid to relieve Purchaser’s liability pursuant to Section 3.4.

3.5. Allocation of Purchase Price. The parties hereto agree to the allocation of the purchase price (as defined for applicable U.S. federal and applicable state and local income Tax purposes) among the Purchased Assets, and between each Seller, as indicated on Schedule 3.5 attached hereto for tax reporting purposes (the “Allocation Schedule”). If an indemnification payment is made pursuant to the provisions of this Agreement, then Purchaser shall adjust the Allocation Schedule to reflect such adjustment or payment in accordance with the nature of each such adjustment or payment and in a manner consistent with Section 1060, the regulations thereunder and the methodology used by the Purchaser and Sellers to allocate the purchase price among the Purchased Assets before Closing, and shall deliver the Allocation Schedule as so revised to Sellers. Any adjustment(s) to the Allocation Schedule shall be final unless Sellers object in writing within thirty (30) days of the delivery of the notification of any adjustment(s) to the Allocation Schedule.  In the event of an objection, Purchaser and Sellers shall work cooperatively to reach mutual agreement on any adjustment(s) to the Allocation Schedule.  Sellers and Purchaser and their respective Affiliates shall report, act and file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation Schedule (as such Allocation Schedule may be adjusted pursuant to this Section 3.5). Neither Purchaser nor Sellers shall take any position in any Tax matter (whether in audit, Tax Returns, or otherwise with any Governmental Authority) that is inconsistent with such allocation unless required to do so by applicable Law.

3.6. No Restrictions on Purchaser’s Operation of the Business. After the Closing, Purchaser shall have no obligation to operate its business or the Business in any manner other than as it determines to be appropriate in its sole and absolute discretion; provided, however, Purchaser agrees to use the Great Plains intake system for the Business through at least December 31, 2017.

ARTICLE IV.

Closing.

4.1. Closing. The Closing shall be consummated via the electronic exchange of executed documents and signature pages (followed by executed originals), on a date mutually agreed by the parties not later than five (5) Business Days after the date that the conditions set forth in Article VIII and Article IX have been satisfied or waived (other than conditions that by

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their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions), or on such other date or at such other place or time as is mutually agreed upon by the parties hereto. The Closing shall be effective for economic and accounting purposes as of 12:01 a.m. on the Closing Date.

4.2. Closing Actions and Deliveries. All actions to be taken and all documents to be executed and delivered in connection with the consummation of the transactions provided for herein shall be reasonably satisfactory in form and substance to the parties and their respective counsel. All actions to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and no action shall be deemed taken nor any document executed and delivered until all have been taken, executed and delivered.

4.3. Procedures in Absence of Material Consent. If any Material Consent (as defined in Section 7.2) has not been obtained prior to the Closing Date and Purchaser, in its sole discretion, elects to consummate the Closing without such Material Consent, then, notwithstanding anything to the contrary in this Agreement or any other Transaction Document, (a) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of the Assigned Contract as to which such Material Consent has not been obtained (the “Non-Assignable Contract”), (b) Sellers shall use their commercially reasonable efforts, at Sellers’ sole cost and expense, to obtain such Material Consent as soon as possible after the Closing Date, (c) Purchaser shall cooperate, to the extent commercially reasonable, with Sellers in Sellers’ efforts to obtain such Material Consent, and (d) at Purchaser’s election, (i) such Non-Assignable Contract as to which such Material Consent has not been obtained shall be an Excluded Asset and Purchaser shall have no obligation pursuant to Section 2.1 or Section 2.3(a) or otherwise with respect to any such Non-Assignable Contract or any Liability with respect thereto or (ii) Sellers shall use their commercially reasonable efforts to obtain for Purchaser substantially all of the practical benefit and burden of such Non-Assignable Contract (determined taking into account any Taxes incurred by Sellers with respect thereto), including by (A) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Purchaser and Sellers (including, as part of Purchaser obtaining substantially all of the practical benefit and burden of such Non-Assignable Contract, Purchaser becoming liable for Liabilities under such Non-Assignable Contract on terms mutually agreeable to Purchaser and Sellers) and (B) subject to the consent and control of Purchaser, enforcing, at the cost and for the account of Purchaser, any and all rights of Sellers against the other party to such Non-Assignable Contract arising out of any breach, termination or cancellation thereof by, or any other action taken by or omission of, such other party or otherwise.

ARTICLE V.

Representations and Warranties of the Seller Parties.

In order to induce Purchaser to enter into and perform this Agreement and to consummate the transactions contemplated hereunder, the Seller Parties hereby make the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date, subject to the disclosures contained in Schedule A attached hereto (the “Disclosure Schedule”), which Disclosure Schedule shall contain references to the representations and warranties to which the disclosures contained therein relate to.

5.1. Organization; Ownership; Predecessors.

(a)  ChromaDex is a wholly-owned subsidiary of ChromaDex Corporation, a Delaware corporation. ChromaDex is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the full corporate right, power and authority to own, lease, and operate all of the properties and assets of the Business and carry out the Business as it is presently conducted. Section 5.1(a) of the Disclosure Schedule sets forth each jurisdiction in which ChromaDex is qualified and licensed to do business in connection with the Business, and ChromaDex is qualified or licensed to do business in each jurisdiction where its operation of the Business makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect.

(b)  ChromaDex Analytics is a wholly-owned subsidiary of ChromaDex. ChromaDex Analytics is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the full corporate right, power and authority to own, lease, and operate all of the properties and asset of the Business and carry out the Business as it is presently conducted. Section 5.1(b) of the Disclosure Schedule sets forth each jurisdiction in which ChromaDex Analytics is qualified and licensed to do business in connection with the Business, and ChromaDex Analytics is qualified or licensed to do business in each jurisdiction where its operation of the Business makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect.

(c)  Section 5.1(c) of the Disclosure Schedule lists (i) each Seller’s prior legal names and any other trade name, fictitious name or other name under which either Seller currently conducts business, or has ever conducted any business or activity, in each case in connection with the Business, and (ii) each legal name, trade name, fictitious name or other name under which any predecessor to any part of the Business acquired by either Seller conducted any business related to such acquired part of the Business, in the case of each of clauses (i) and (ii), since July 15, 2007.

5.2. Due Authorization; No Conflict.

(a)  Each Seller Party has the full corporate power and authority to execute and deliver this Agreement and all other agreements, certificates and documents executed or to be executed in connection herewith by such Seller Party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller Party of this Agreement and all other agreements, certificates and documents executed or to be executed in connection herewith have been duly authorized by all necessary corporate action of such Seller Party.

(b)  This Agreement has been duly executed and delivered by each Seller Party. This Agreement, and all other agreements, certificates and documents executed or to be executed by a Seller Party in connection herewith, constitute or, when executed and delivered, shall constitute a legal, valid and binding Contractual Obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.

(c)  Except for any required authorizations, approvals, consents or waivers in connection with the assignment of the Assigned Contracts and as set forth in Section 5.2(c) of the Disclosure Schedule, the execution and delivery by the Seller Parties of the Transaction Documents, the performance by the Seller Parties of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, shall not (with or without notice or lapse of time): (i) violate, conflict with, result in a breach of the terms or conditions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, (A) any Assigned Contract, (B) any other material Contractual Obligation related to the Business and to which any Seller Party is a party or any of the Purchased Assets is subject or by which any Seller Party is bound, or (C) any Law, Governmental Authorization or Governmental Order applicable to any Seller Party, in connection with the Purchased Assets, the Business or the Assumed Liabilities; (ii) contravene the Organizational Documents of any Seller Party; (iii) require either Seller to make any declaration, filing or registration with, or provide any notice to, any Governmental Authority or obtain any Governmental Authorization (other than declarations, filings, registrations, notices and Governmental Authorizations the failure of which to make or obtain could not reasonably be expected to have a Material Adverse Effect); (iv) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Personother than a Governmental Authority; or (v) result in the creation or imposition of any Encumbrance upon any of the Purchased Assets other than a Permitted Lien.

5.3. Financial Statements.

(a)  Set forth in Section 5.3(a) of the Disclosure Schedule are the following financial statements of Sellers for the Business (collectively, the “Financial Statements”): (i) unaudited balance sheets as of January 2, 2016 and December 31, 2016, and the related unaudited P&L statements for the fiscal years then ended and (ii) an unaudited balance sheet as of July 1, 2017 (the “Interim Balance Sheet”) and the related unaudited P&L statement for the period January 1, 2017 through July 1, 2017.

(b)  Except as disclosed in Section 5.3(b) of the Disclosure Schedule, the Financial Statements (i) were prepared in accordance with the books and records of Sellers, which books and records are correct and complete in all material respects, and (ii) were prepared in good faith and, at the time prepared, represented Sellers’ best estimates and judgments as to the different matters for which estimates and judgments were required so as to fairly present in all material respects, the financial condition of the Business as at the respective dates thereof and the results of operations of the Business for the respective periods covered thereby.

(c)  Except as reflected on, reserved against or otherwise disclosed in the Financial Statements or as specifically set forth in Section 5.3(c) of the Disclosure Schedule,

neither Seller is subject to any Liability arising out of or related to the Business or the Purchased Assets other than the Assumed Liabilities and Liabilities (i) that have arisen in the Ordinary Course of Business since the Interim Balance Sheet and that individually, or in the aggregate, are not material or (ii) incurred pursuant to the Transaction Documents or in connection with the transactions contemplated by the Transaction Documents. The failure by Sellers to satisfy and discharge in full any of the Excluded Liabilities could not reasonably be expected to have a Material Adverse Effect.

5.4. Absence of Changes. Since July 1, 2017, except as set forth in Section 5.4 of the Disclosure Schedule, Sellers have conducted the Business only in the Ordinary Course of Business, and there has not been:

(a)  any event, development or circumstance that has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)  any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the Purchased Assets;

(c)  any incurrence of any Debt by either Seller with respect to the Business;

(d)  any creation or other incurrence of any Encumbrance upon any Purchased Asset of either Seller, other than Permitted Liens or as provided for in the Assigned Contracts;

(e)  any failure to pay or satisfy when due any material Liability of either Seller;

(f)  any sale, transfer, lease or other disposition of any asset of either Seller with respect to the Business other than in the Ordinary Course of Business;

(g)  any capital expenditure, or commitments for capital expenditures, by either Seller with respect to the Business in an amount in excess of $30,000 in the aggregate;

(h)  any cancellation, compromise, waiver, release, settlement or forgiveness of any right or claim (or series of related rights or claims) or any Debt owed to either Seller and related to the Business, in any case involving more than $10,000;

(i)  any increase in the compensation or other remuneration payable or paid, whether conditionally or otherwise, or in any benefits granted under any Employee Plan, to any employee listed in Section 5.14(a) of the Disclosure Schedule and whose annual base compensation exceeds $50,000 (or would exceed such amount after such increase);

(j)  any Tax election of either Seller made, changed or revoked with respect to the Purchased Assets or the Business; any settlement of any Proceeding with respect to Taxes of either Seller with respect to the Purchased Assets or the Business; or amendment of any material Tax Return of either Seller that would result in any material increase in the Liability for Taxes of either Seller with respect to the Purchased Assets or the Business;

(k)  any loss of any customer, laboratory, sales location or source of supply of inventory, utilities or contract services, in each case associated with the Business, or the receipt of any notice that such a loss may be pending, in each case, except as could not reasonably be expected to result in a Material Adverse Effect;

(l)  any acquisition of or investment in (by merger, exchange, consolidation, purchase or otherwise) any Person by either Seller where such acquisition or investment relates to the Business;

(m)  any acquisition by either Seller of any assets related to the Business (whether through capital spending or otherwise) outside the Ordinary Course of Business;

(n)  any extension of credit to, making of a loan or advance to, or execution of a guarantee for the benefit of, any Person, in each case by either Seller relating to the Business and other than in the Ordinary Course of Business;

(o)  any material modification or termination of any Material Contract or any term thereof or any Governmental Authorization issued to either Seller that is associated with the Business; or

(p)  any Contractual Obligation to do any of the foregoing, or any action or omission that would result in any of the foregoing.

5.5. Title to Assets; Condition.

(a)  Except as set forth in Section 5.5(a) of the Disclosure Schedule, Sellers have good and valid title to all of the Purchased Assets, free and clear of all Encumbrances, except Permitted Liens and claims of third parties arising under the Assigned Contracts based on, related to or in connection with circumstances occurring prior to the Closing Date, which the parties acknowledge and agree are Excluded Liabilities. All Encumbrances set forth or required to be set forth in Section 5.5(a) of the Disclosure Schedule shall be terminated or released at or prior to Closing at the expense of Sellers (including as contemplated by Section 3.2(a)). Upon delivery to Purchaser on the Closing Date of the General Assignment and Bill of Sale and the Assumption Agreement and the Joint Contract Assumption Agreement, Sellers shall thereby transfer to Purchaser good and valid title to the Purchased Assets, free and clear of all Encumbrances except for Permitted Liens and claims of third parties arising under the Assigned Contracts based on, related to or in connection with circumstances occurring prior to the Closing Date, which the parties acknowledge and agree are Excluded Liabilities.

(b)  The tangible assets included in the Purchased Assets are in good working order, condition and repair, reasonable wear and tear excepted. Except as set forth in Section 5.5(b) of the Disclosure Schedule, all of the Purchased Assets are located at the Leased Premises.

5.6. Real Property.

(a)  Neither Seller owns any right, title or interest in any real property nor has any owned real property ever been used in connection with the Business.

(b)  Section 5.6(b) of the Disclosure Schedule contains a list of all of the real property leased by Sellers in connection with the Business (collectively, the “Leased Premises”), and identifies the Contractual Obligation under which such property is leased (the “Existing Lease”). There are no subleases, licenses, concessions, occupancy agreements or other Contractual Obligations granting to any other Person the right of use or occupancy of the Leased Premises and there is no Person (other than a Seller) in possession of the Leased Premises. There is no pending or, to the Knowledge of the Sellers, threatened eminent domain taking affecting any portion of the Leased Premises which shall interfere with Sellers’ conduct of the Business. Sellers have delivered or made available to Purchaser a true, correct and complete copy of the Existing Lease, including all amendments, modifications, material notices or memoranda of lease thereto and all estoppel certificates or subordinations, non-disturbance and attornment agreements, if any, related thereto. To the Knowledge of the Sellers, no event or condition currently exists which could reasonably be expected to create a legal or other impediment to the use of the Leased Premises as currently used by Sellers, or could reasonably be expected to increase the additional charges or other sums payable by the tenant under the Existing Lease (including, without limitation, any pending tax reassessment or other special assessment affecting the Leased Premises), in each case to the extent not otherwise provided in the Existing Lease. The Leased Premises (including, without limitation, the roof, the walls and all plumbing, wiring, electrical, heating, air conditioning, fire protection and other systems, as well as all paved areas, included therein or located thereat) are in good working order, condition and repair, reasonable wear and tear excepted. The Sellers have complied in all material respects with the terms and conditions of the Existing Lease. Since January 1, 2010, no Seller Party has received written notice from any Governmental Authority of any violations of any Law affecting any portion of the Leased Premises.

5.7. Taxes. Each Seller has filed all federal, state, county and local Income Tax and other material Tax Returns which are required to be filed prior to the date of this Agreement, and all such Tax Returns have been properly completed in material compliance with all applicable Laws, and are true, correct, and complete in all material respects. Each Seller has timely paid all Income Taxes and other material Taxes which have become due and payable. No event has occurred which could impose on Purchaser any successor or transferee liability for any Taxes in respect of either Seller other than Transfer Taxes. Neither Seller has waived or been requested to waive any statute of limitations in respect of Taxes, which waiver remains in effect. All material amounts required to be withheld by each Seller (including from employees for Income Taxes and social security and other payroll Taxes) have been collected or withheld, and either paid to the respective taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of such Seller andeach Seller has complied with all material information reporting (including Internal Revenue Service Forms W-2 and 1099) and backup withholding requirements, including maintenance of required records with respect thereto. No examination or audit of any Tax Return relating to the Purchased Assets or the Business is currently in progress and no Governmental Authority is asserting in writing or, to the Knowledge of the Sellers, threatening to assert against either Seller any deficiency or claim for additional Taxes with respect to the Purchased Assets or the Business, or any adjustment thereof. There are no Encumbrances for Taxes (except for Permitted Liens) on any of the Purchased Assets. This Section 5.7 constitutes the exclusive representations and warranties of Sellers with respect to Taxes and any claim for breach of representation with respect to Taxes shall be based solely on the representations made in this Section 5.7 and shall not be based on the representations set forth in any other provision of this Agreement.

5.8. Insurance. Neither Seller has been denied insurance coverage or been subject to any gaps in insurance coverage with respect to the Business or Purchased Assets in the two (2) year period immediately preceding the date of this Agreement. Except as disclosed in Section 5.8 of the Disclosure Schedule, there is no claim pending under any insurance policy maintained by either Seller that covers the Business or the Purchased Assets with respect to the Business or the Purchased Assets, including any such claim as to which the issuing insurer (a) has denied or disputed (or otherwise reserved its rights with respect to) coverage or (b) has threatened to cancel the applicable insurance policy. There are no outstanding unpaid claims with respect to any insurance policies with respect to the Business or the Purchased Assets.

5.9. Governmental Authorizations.

(a)  Sellers own, hold or possess all Governmental Authorizations which are necessary to entitle Sellers to own or lease, operate and use the Purchased Assets and to carry on and conduct the Business as currently conducted. Neither Seller nor any of its officers, directors, shareholders or employees who is associated with the Business has been a party to or subject to any Proceeding seeking to revoke, suspend or otherwise limit any Governmental Authorization of such Seller, in each case to the extent such Governmental Authorization is associated with the Business. Section 5.9(a) of the Disclosure Schedule sets forth a list of each Governmental Authorization of Sellers that is associated with the Business. Except as disclosed in Section 5.9(a) of the Disclosure Schedule, such Governmental Authorizations are valid and in full force and effect.

(b)  Since January 1, 2010, neither Seller has received any written notice from any Governmental Authority that any of its properties, facilities, equipment, operations or business procedures or practices that are associated with the Business fails to comply in any material respect with any applicable Law or Governmental Authorization. Neither Seller is in material breach or violation of, and there is no pending, or to the Knowledge of the Sellers, threatened, Proceeding or Governmental Order with respect to, any of the Governmental Authorizations listed or required to be listed in Section 5.9(a) of the Disclosure Schedule. To the Knowledge of the Sellers, no event has occurred that, with or without notice or the passage of time, would constitute a material breach or violation of, or would constitute grounds for a Proceeding or Governmental Order with respect to any of the Governmental Authorizations listed or required to be listed in Section 5.9(a) of the Disclosure Schedule.

5.10. Compliance with Laws.

(a)  Except as set forth in Section 5.10(a) of the Disclosure Schedule, neither Seller is in breach or violation of, or default under any Law applicable to the Purchased Assets or the Business (other than Tax Laws which are addressed in Section 5.7), or has been in breach or violation of, or default under any Law applicable to the Purchased Assets or the Business (other than Tax Laws which are addressed in Section 5.7) other than, in each case, di minimis infractions that do not adversely impact the operations or financial condition of the Business, since January 1, 2010.

(b)  Neither Seller nor any of its directors, officers, employees or agents have directly or indirectly, overtly or covertly, in violation of any applicable Law in each case in connection with the Business (i) made, or agreed to make, any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person (including, in the case of an individual, any family members of such Person and in the case of an entity, any Affiliates of such entity), regardless of form, whether in money, property or services, including (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, or (C) to obtain special concessions or pay for special concessions already obtained for or in respect of either Seller, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of either Seller.

(c)  Neither Seller nor any of its directors, officers or employees have at any time in connection with the Business (i) provided, offered or promised any direct or indirect unlawful contribution, gift, entertainment or other unlawful expense, relating to political activity or to influence official action by any Governmental Authority, (ii) provided, offered or promised any direct or indirect unlawful payment of money, gifts or other benefits to any foreign or domestic government official (as defined in the United States Foreign Corrupt Practices Act (the “Foreign Corrupt Practices Act”) or other applicable Law) or (iii) provided, offered or promised any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment. Each Seller is and has been in compliance with the Foreign Corrupt Practices Act, the U.K. Bribery Act and any other Law applicable to Sellers concerning corrupt payments or bribery in connection with the Business and neither Seller has been investigated by any Governmental Authority with respect to, or been given written notice by a Governmental Authority of, any violation or potential violationby either Seller of the Foreign Corrupt Practices Act, the U.K. Bribery Act or any other Law applicable to Sellers concerning corrupt payments of bribery in connection with the Business. Each Seller maintains policies and procedures reasonably sufficient to prevent, detect and deter violations of the Foreign Corrupt Practices Act or any other Law concerning corrupt payments or bribery in connection with the Business.

(d)  With respect to the Business, to the Knowledge of the Sellers and except as set forth in Section 5.10(d) of the Disclosure Schedule, (i) neither Seller nor any of its directors, nor any of its officers, employees or agents associated with the Business has been convicted of, charged in writing with, or, investigated for, any violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation, and (ii) none of Sellers’ employees associated with the Business has been convicted of, charged in writing with, or investigated for, any violation of Laws related to controlled substances.

(e)  Neither Seller (i) has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority in connection with the Business, (ii) has received written notice that it is or has been the subject of any inspection, investigation, audit or other form of review by any Governmental Authority or accrediting organization, in each case in connection with the Business (iii) has been a defendant in any qui tam or False Claims Act litigation in connection with the Business, or (iv) has been served with or received any written search warrant, subpoena (other than those related to actions against third parties), civil investigative demand or contact letter from any Governmental Authority in connection with the Business. For purposes hereof, a “contact letter” shall mean a letter from a Governmental Authority notifying a Seller of a potential violation under a Law which allows a Seller an opportunity to respond prior to the Governmental Authority taking further action.

5.11. Environmental Matters. Except as set forth in Section 5.11 of the Disclosure Schedule, (a) neither Seller has at any time generated, used, treated or stored Hazardous Substances on, or transported or arranged for the transportation of any Hazardous Substances to or from, the Leased Premises or any property adjoining or adjacent to the Leased Premises and, to the Knowledge of Sellers, the Sellers’ immediate predecessor as lessee at the Leased Premises did not take such actions on or with respect to the Leased Premises, other than in each case in compliance with all Environmental Laws and in a manner as has not or would not reasonably be expected to give rise to any Liability in excess of $50,000 against the Business or Sellers pursuant to Environmental Law, (b) neither Seller has at any time released or disposed of Hazardous Substances on the Leased Premises or any property adjoining or adjacent to the Leased Premises, and, to the Knowledge of the Sellers, the Sellers’ immediate predecessor as lessee at the Leased Premises did not take any such actions on the Leased Premises, other than in each case in compliance with all Environmental Laws and in a manner as has not or would not reasonably be expected to give rise to any Liability in excess of $50,000 against the Business or Sellers pursuant to Environmental Law, (c) each Seller has at all times been in compliance with all Environmental Laws and the Laws of any Governmental Authorizations issued under such Environmental Laws with respect to the Leased Premises, the Purchased Assets and the operation of the Business (except where any such non-compliance would not reasonably be expected to give rise to Liability in excess of $50,000), (d) there are no past, pending or, to the Knowledge of the Sellers, threatened environmental claims against either Seller relating to the Leased Premises, any of the Purchased Assets or the Business, (e) to the Knowledge of the Sellers, there are no facts or circumstances, conditions or occurrences regarding either Seller, the Leased Premises, any of the Purchased Assets or the Business that would reasonably be anticipated to form the basis of an environmental claim against either Seller, any of the Purchased Assets or the Business under any Environmental Law or to cause the Leased Premises, the Purchased Assets or the Business to be subject to any Governmental Order, in each case that would reasonably be expected to result in a Material Adverse Effect, (f) to the Knowledge of the Sellers, there are not now and there have never been any underground storage tanks located on the Leased Premises, (g) since July 15, 2007, neither Seller has operated the Business at any location other than the Leased Premises, (h) each Seller has taken all actions required under applicable Environmental Laws to register any products or materials required to be registered thereunder in connection with the Business, other than any failure to so register as would not reasonably be expected to give rise to any Liability in excess of $50,000 against the Business or Sellers pursuant to Environmental Law, and (i) Sellers have provided to Purchaser all environmental reports, studies, data and analyses in Sellers’ possession, custody or control relating to the Leased Premises, any of the Purchased Assets or the Business.

5.12. Litigation. Except as set forth in Section 5.12 of the Disclosure Schedule: (a) there is no Proceeding pending or, to the Knowledge of the Sellers, threatened (i) against either Seller affecting the Purchased Assets or the Business or (ii) which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement or any of the conditions to consummation of such transactions and, (b) there is no Governmental Order outstanding or, to the Knowledge of the Sellers, threatened (i) against either Seller affecting the

Purchased Assets or the Business, or (ii) which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement or any of the conditions to consummation of such transactions.

5.13. Adequacy of Assets.  Except for the Excluded Assets, the services to be provided to Purchaser pursuant to the Transition Services Agreement, working capital and personnel, the Purchased Assets comprise all of the assets, properties, Contractual Obligations and rights necessary for Purchaser to operate the Business substantially in the manner operated by Sellers prior to the Closing.

5.14. Employees; Employee Plans.

(a)  Section 5.14(a) of the Disclosure Schedule contains: (i) a list of all employees or commission salespersons of either Seller who are associated with the Business as of the date hereof, including their respective hire dates, current job titles, and current annual or hourly compensation and/or commission rate, (ii) a list of the fringe benefits provided to such employees or commission salespersons; (iii) a list of all such employees or commission salespersons who have given notice to the Sellers of their intention to terminate their employment or commission salesperson relationship with either Seller; and (iv) a list of any increase, effective after December 31, 2016, in the rate of compensation of such employees or the commission rate of such commission salespersons.Except as otherwise provided in this Agreement, the execution of and consummation of the transactions contemplated by this Agreement do not constitute a triggering event under any Employee Plan or other arrangement or agreement which shall or may result in any payment, acceleration, vesting or increase in benefits to any employee or former employee of either Seller associated with the Business, except that the vesting of the options held by those of Sellers’ employees being terminated in connection with the transactions contemplated by this Agreement shall be accelerated in full, and the Sellers’ PTO liability to such employees will become payable upon such termination (which PTO liability shall be borne at the sole cost and expense of Sellers).

(b)  Neither Sellers nor any of their ERISA Affiliates maintains, participates in or contributes to, or has ever maintained, participated in or contributed to (i) an Employee Plan subject to Title IV of ERISA; (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA; or (iii) an Employee Plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA. No Purchased Asset is subject to any lien under Section 430(k) of the Code or Sections 303(k) or 4068 of ERISA or arising out of any action filed under Section 4301(b) of ERISA.

5.15. Employee Relations.

(a)  Except as set forth on Section 5.15(a) of the Disclosure Schedule, since January 1, 2010, with respect to employees associated with the Business, each Seller has complied with all Laws applicable to labor and employment, including but not limited to prices, wages, hours, overtime compensation, civil rights, safety and health, workers’ compensation, termination of employment, immigration, working conditions, meal and break periods, discrimination in employment and collective bargaining and is not liable for any arrears of wages, Taxes, or penalties for failure to comply with any of the foregoing, other than, in each case, de minimis infractions that do not adversely impact the operations or financial condition of the Business. There are no pending workers’ compensation claims involving either Seller with respect to any employee associated with the Business. Sellers have delivered or made available to Purchaser a true, correct, and complete list of all workers’ compensation claims made over the two (2) years immediately preceding the Closing Date with respect to any employee associated with the Business. Neither Seller has any outstanding obligation to indemnify any employee associated with the Business for violation of Laws and standards set forth in this Section 5.15(a).

(b)  Since January 1, 2010, all individuals who have performed services for either Seller associated with the Business or who otherwise have claims for compensation from either Seller associated with the Business have been properly classified as an employee or an independent contractor and as exempt or non-exempt pursuant to all applicable Laws (including with respect to eligibility for minimum wage and overtime under the Fair Labor Standards act of 1938, as amended), other than, in each case, de minimis infractions that do not adversely impact the operations or financial condition of the Business.

(c)  With respect to any employee associated with the Business, since January 1, 2014, neither Seller has received any correspondence from the Social Security Administration advising of a “non-match” between an employee’s name and social security number.

(d)  No employee of either Seller associated with the Business is a party to a collective bargaining agreement or any similar contract or agreement with a union. Neither Seller is a party to or, to the Knowledge of the Sellers, threatened with any dispute with a union. To the Knowledge of the Sellers, none of the Sellers’ employees relating to the Business have, while employed by a Seller, been engaged in any union organizing or election activities. Since January 1, 2014, there has not been, nor, to the Knowledge of the Sellers, has there been any threat of, any strike, slowdown, work stoppages, walkouts, lockouts, employee grievances, unfair labor practice charges and/or complaints related to the Business.

(e)  Within the past year, neither Seller has incurred any Liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) or any similar state or local Law that remains unsatisfied, no terminations prior to the Closing Date relating to the Business shall result in unsatisfied Liability under the WARN Act, and neither Seller has plans to undertake any action in the future with respect to the Business that would trigger the WARN Act or any similar state or local Law.

5.16. Contractual Obligations.

(a)  Section 5.16(a) of the Disclosure Schedule contains a list of each oral or written Contractual Obligation (other than Contractual Obligations listed on Schedule 2.2(e)) to which either Seller is a party or by which either Seller is bound and which relates (i) solely to the Purchased Assets or the Business (the “Business Contracts”) and (ii) to the Purchased Assets or the Business and to other businesses of the Sellers (the “Joint Contracts”, and collectively with the Business Contracts, the “Assigned Contracts”).

(b)  Except as disclosed in Section 5.16(b) of the Disclosure Schedule, none of the Assigned Contracts is: (i) a Contractual Obligation providing annual revenues to a Seller in excess of $25,000 (all such Assigned Contracts that are listed in subparagraph (i) of Section 5.16(b) of the Disclosure Schedule are referred to herein as “Assigned Customer Contracts”); (ii) a Contractual Obligation relating to the borrowing of money or the mortgaging, pledging or otherwise placing of an Encumbrance on any asset of a Seller involving an amount in excess of $10,000; (iii) a guarantee of any obligation of any other Person; (iv) a Contractual Obligation under which a Seller has made advances (which shall not include trade credit in the Ordinary Course of Business) or loans to any Person; (v) a Contractual Obligation pursuant to which a Seller is lessor of any property, real or personal, owned or controlled by a Seller; (vi) an employment, consulting, sales, commissions, advertising or marketing Contractual Obligation which provide for annual payments in excess of $25,000, excluding bonuses and commissions; (vii) a Contractual Obligation providing for “take or pay” or similar unconditional purchase or payment obligations; (viii) a Contractual Obligation containing covenants not to compete, non-solicitation clauses or other restrictive covenants which limit the freedom of a Seller to engage in any line of business or solicit or hire any Person in any geographical area or granting any “most favored nations” or similar rights;(ix) a Contractual Obligation that provides for an express undertaking by a Seller to be responsible for consequential, incidental or punitive damages; (x) a joint venture, partnership or Contractual Obligation involving a sharing of profits, losses, costs or Liabilities with any other Person; (xi) a power of attorney; (xii) a Contractual Obligation providing for any payment upon the consummation of the transactions contemplated by this Agreement; (xiii) any Contractual Obligation granting to any Person a right of first refusal or option to purchase or acquire any assets of a Seller; (xiv) any Contractual Obligation with any present or former officer, management level employee, director, shareholder, or any of their Affiliates, or any of their parents, spouses, children, or siblings, other than employment agreements entered into in the Ordinary Course of Business; (xv) a Contractual Obligation entered into outside the Ordinary Course of Business that involves the payment or receipt of an amount in excess of $25,000 per annum; or (xvi) a Contractual Obligation requiring annual expenditures by a Seller in excess of $25,000. Each of the Contractual Obligations listed under items (i) through (xvi) above being referred to individually as a “Material Contract” and collectively as the “Material Contracts.”

(c)  Each of the Assigned Contracts is in full force and effect and constitutes a valid, legal, binding and enforceable obligation of a Seller and, to the Knowledge of the Sellers, the other parties thereto, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Laws governing specific performance, injunctive relief and other equitable remedies. Sellers have delivered or made available to Purchaser true, correct, and complete copies of each of the Assigned Contracts. Neither Seller is in material breach or default under and, to the Knowledge of the Sellers, no other party to any of the Assigned Contracts has materially breached or defaulted thereunder, and no breach or default by either Seller has been alleged under the Assigned Contracts. As of the Closing Date, Sellers shall have made all required payments under the Existing Lease. Except as set forth in Section 5.16(c) of the Disclosure Schedule, (i) each Assigned Contract is assignable to Purchaser without the consent of the other party(ies) thereto and (ii) neither Seller leases from any Affiliate any real property or personal property used in connection with the Business.

5.17. No Broker. No broker, finder or intermediary acting on behalf of Sellers or any Person acting on behalf of Sellers shall be entitled, directly or indirectly, to any broker’s fee or finder’s fee or other commission or similar fee from Purchaser on account of the transactions contemplated by this Agreement.

5.18. Customer List. Section 5.18 of the Disclosure Schedule (a) sets forth an accurate and complete list of the customers of the Business who have received services provided by Sellers during the 2015, 2016 and 2017 calendar years (the “Customer List”) and (b) designates each customer on the Customer List which represents more than two percent (2%) of the aggregate annual revenue of the Business during the 2015, 2016 and 2017 calendar years (each a “Large Customer”). Since January 1, 2017, neither Seller has received written notice from any such Large Customer, and to the Knowledge of the Sellers, no such Large Customer has any intent to cease doing business with Purchaser, or intent to materially decrease the volume or value of its business with Purchaser, in each case under the Assigned Contracts.

5.19. Accounts Receivable. All accounts receivable reflected on the Interim Balance Sheet and all accounts receivable of the Business arising subsequent to the date of the Interim Balance Sheet and on or prior to the Closing Date have arisen or shall arise in the Ordinary Course of Business out of bona fide sales and deliveries of goods, performance of services or other business transactions, and, to the Knowledge of the Seller Parties, represent or shall represent legal, valid, binding and enforceable obligations to Sellers. Except as set forth in Section 5.19 of the Disclosure Schedule, neither Seller has any prepayments of any kind whatsoever from any customer included on the Customer List.

5.20. Transactions with Related Parties. Except (a) for standard confidentiality, assignment of invention and non-competition agreements, employment agreements, offer letters and other compensation and benefit arrangements and (b) as set forth in Section 5.20 of the Disclosure Schedule, neither any present officer or director or shareholder of Sellers nor any other Person that, to the Knowledge of the Sellers, is an Affiliate of any of the foregoing, is currently a party to any transaction or Contractual Obligation with either Seller relating to the Business, including without limitation, any loan, extension of credit or arrangement for the extension of credit, any Contractual Obligation providing for the employment of, furnishing of services by, rental or sale of assets from or to, or otherwise requiring payments to or from, any such officer, director, shareholder or Affiliate.

5.21. Privacy and Data Protection.

(a)  Sellers have established, implemented, updated, maintained and diligently enforced such policies, programs, procedures, contracts and systems with respect to the collection, use, storage, transfer, retention, deletion, destruction, disclosure and other forms of processing of any and all data and information (“Company Data”) in connection with the Business including, without limitation, any and all data or information collected, used, stored, transferred, retained, deleted, destroyed, disclosed or processed with respect to any of their customers or prospective customers in connection with the Business (“Customer Data”) so as to be consistent and compliant in all material respects withall Laws relating to privacy and data protection applicable to the Business.

(b)  Neither Seller is a party to or the subject of any pending or, to the Knowledge of the Sellers, threatened Proceeding, which involves or relates to a claim against either Seller of any breach, misappropriation, unauthorized disclosure, access, use, dissemination, modification or any similar violation or infringement of any Company Data including, without limitation, any Customer Data.

(c)  No Seller has any Knowledge of any actual, suspected or threatened (i) material breach, misappropriation, or unauthorized disclosure, access, use, dissemination or modification of any Company Data including, without limitation any Customer Data; or (ii) material breach or violation of any of the policies, programs, procedures, contracts and systems described in Section 5.21(a) above in connection with the Business.

5.22. Warranties. No service or product provided, sold, leased, licensed or delivered by Sellers in connection with the Business since January 1, 2014 is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than, in each case, (a) warranties arising by operation of law and (b) Sellers’ then-existing standard express written warranty and then-existing standard terms and conditions of sale or lease. To the Knowledge of the Sellers, each product or service sold, leased or provided by Sellers in connection with the Business since January 1, 2014 has been sold, leased or provided in conformity in all material respects with all such warranties and other contractual commitments.

5.23. Accreditations. Except as set forth in Section 5.23 of the Disclosure Schedule, neither Seller is in breach or violation of, or default under, or since January 1, 2014, has been in breach or violation of, or default under, the International Standard ISO/IEC 17025:2005 (the “Accreditation Standards”) of the ANSI-ASQ National Accreditation Board applicable to the Business, Sellers and their laboratories in connection with the operation of such laboratories in connection with the Business (the “Accrediting Entity”). Since January 1, 2014, neither Seller has received any written notice asserting a failure, or possible failure, to comply with such Accreditation Standards in any material respect, the subject of which notice has not been resolved as required thereby or otherwise to the satisfaction of the party sending the notice. There is no proceeding by the Accrediting Entity pending or, to the Knowledge of the Sellers, threatened against Sellers. Sellers hold all certificates, approvals and authorizations required to be obtained to maintain accreditation by the Accrediting Entity (“Accreditation”) in connection with the Business. Since January 1, 2014, neither Seller has received written notice to the effect that the Accrediting Entity was considering the amendment, suspension, restriction, termination, revocation or cancellation of any Accreditation. The consummation of this Agreement and the transactions contemplated hereby, in and of themselves, will not cause the termination, revocation or cancellation of such Accreditation.

5.24. Export Controls and Foreign Sales.

(a)  Section 5.24(a) of the Disclosure Schedule sets forth a true and correct list of the contracts under which, since July 15, 2012, Sellers have manufactured “defense articles,” exported, re-exported or transferred “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or abroad as those terms are defined in 22 C.F.R. Section 120.6, 120.9 and 120.10, respectively.

(b)  To the Knowledge of the Sellers, each Seller has been in compliance with all requirements of Law relating to U.S. export control and economic sanctions during the past three (3) years in connection with the Business. Neither Seller has received any written notice asserting a failure, or possible failure, to comply with any such Law in any material respect in connection with the Business, the subject of which notice has not been resolved as required thereby or otherwise to the satisfaction of the party sending the notice. To the Knowledge of the Sellers, during the past three (3) years, neither Seller has directly or indirectly sold any product to or performed any services in connection with the Business in a transaction involving, or on behalf of, Cuba, Crimea, Iran, North Korea, Sudan or Syria.

5.25. No Reciprocal Dealing. With respect to the Business, neither Seller is, and at no point since January 1, 2014 has been, a party to or participant in any reciprocal dealing arrangements (written or oral) with any suppliers, distributors, agents or customers of such Seller pursuant to which such Seller agreed to purchase products or services from any such party on the condition that such party purchase products or services from such Seller in a manner violative of any applicable Laws.

5.26. No Employee Referrals. No employee of Sellers and, to the Knowledge of the Sellers, no family member of an employee of Sellers is employed by, provides services through or owns equity in any business (other than the direct or indirect ownership of up to two percent (2%) of the securities of any entity whose securities are publicly traded) or enterprise that refers business to Sellers and from whom such employee or family member of an employee receives compensation in connection with such referral. No employee of Sellers who makes referrals to Sellers and no family member of an employee of Sellers who makes referrals to Sellers shall receive or share in, directly or indirectly, any of the Aggregate Purchase Price.

5.27. Intellectual Property.

(a)  Except for the Services (as defined in the Transition Services Agreement), the Trademark, the JQMS Agreement, the Seagull Software License Agreement, COTS (as defined in Section 5.27(b)) that are not otherwise incorporated into a tangible asset that is a Purchased Asset, and as set forth in Section 5.27(a) of the Disclosure Schedule, the Purchased Assets contain all Intellectual Property Rights owned by or licensed to Sellers and used by Sellers to conduct the Business as it is currently conducted.

(b)  Sellers either: (i) own the entire right, title and interest in and to the Intellectual Property Rights that are included in the Purchased Assets and the Trademark, free and clear of any Encumbrance (other than Permitted Liens and other than claims of third parties under the Assigned Contracts based on, related to or in connection with circumstances occurring prior to the Closing Date, which the parties acknowledge and agree are Excluded Liabilities); or (ii) have a standard non-exclusive “shrink wrap” or “clickwrap” software license to commercially available off the shelf software (“COTS”). Section 5.27(b) of the Disclosure Schedule sets forth a complete and accurate list of all Contractual Obligations that relate to any Intellectual Property Rights which are Purchased Assets.

(c)  Except as disclosed in Section 5.27(c) of the Disclosure Schedule: (i) the Trademark is subsisting, and is valid and enforceable; (ii) to the Knowledge of the Sellers, there are no pending Proceedings that challenge the validity of the Trademark or any Intellectual Property Rights included in the Purchased Assets and, to the Knowledge of the Sellers, there are no pending Proceedings that form the basis for the Trademark or such Intellectual Property Rights being adjudicated invalid or unenforceable; and (iii) Sellers have the sole and exclusive right to bring actions for infringement or unauthorized use of the Intellectual Property Rights owned by Sellers that are included in the Purchased Assets or the Trademark, and to the Knowledge of the Sellers, there are no facts or circumstances that would, or would reasonably be likely to, provide a basis for any such action.

(d)  No infringement, misappropriation, or violation of any trademarks, patents or any other intellectual property rights of any other Person has occurred or resulted in any way from: (i) Sellers’ operation of the Business as it has been conducted since January 1, 2010 and is currently conducted; or (ii) the Intellectual Property Rights that are included in the Purchased Assets or the Trademark. Sellers have not received any written, or to the Knowledge of the Sellers, oral, claim of any infringement, misappropriation or violation of any trademarks, patents or any other intellectual property rights of any other Person in respect of Sellers’ operation of the Business as it has been conducted since January 1, 2010 or the Intellectual Property Rights that are included in the Purchased Assets or the Trademark. No Seller Party has received written notice of, nor, to the Knowledge of the Sellers, are there any facts or circumstances that would, or would reasonably be likely to, provide any basis for, a claim of infringement, misappropriation or violation of any trademarks, patents, or any other intellectual property rights of any other Person against either Seller that arises from or is related to: (A) the Sellers’ operation of the Business as it has been conducted since January 1, 2010; (B) the Intellectual Property Rights that are included in the Purchased Assets; or (C) the Trademark.

(e)  All employees, agents, consultants or contractors of Sellers and, to the Knowledge of the Sellers, all employees, agents, consultants or contractors of any predecessor to any part of the Business acquired by either Seller, in each case who have contributed to or participated in the creation or development of any patentable or trade secret material, or copyrightable material, in each case relating to the Business on behalf of Sellers or, to the Knowledge of the Sellers, any predecessor to any part of the Business acquired by either Seller, either (whether directly by an agreement with a Seller or because of an assignment of an agreement entered into with any such predecessor to any Seller): (i) is a party to a “work-for-hire” agreement under which a Seller is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of a Seller all right, title and interest in such material.

(f)  To the Knowledge of the Sellers, none of the Intellectual Property Rights that are Purchased Assets contain or are derived from any “freeware,” “shareware” or software obtained pursuant to any open source, community course, copyleft or similar license arrangement or any other software that requires the Intellectual Property Rights in the current or contemplated conduct of the Business to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge (collectively the software described in this Section 5.27(f)(i) through (iii), “OSS”). To the Knowledge of the Sellers, no rights are obligated to be waived against, or licensed or provided to any Person as a result of either Seller’s use of OSS code or as a result of the execution of this Agreement or the consummation of the transactions contemplated herein.

ARTICLE VI.

Representations and Warranties of Purchaser.

In order to induce the Seller Parties to enter into and perform this Agreement and to consummate the transactions contemplated hereunder, Purchaser hereby makes the following representations and warranties to the Seller Parties as of the date hereof and as of the Closing Date.

6.1. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the full corporate right, power and authority to own, lease, and operate its properties and to carry on its business as it is presently conducted.

6.2. Due Authorization; No Conflict.

(a)  Purchaser has the full corporate power and authority to execute and deliver this Agreement and all other agreements, certificates, and documents executed or to be executed by Purchaser in connection herewith, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and all other agreements, certificates and documents executed or to be executed by Purchaser in connection herewith have been duly authorized by all necessary corporate action of Purchaser.

(b)  This Agreement has been duly executed and delivered by Purchaser. Upon delivery to Purchaser on the Closing Date of the General Assignment and Bill of Sale and the Assumption Agreement, the Joint Contract Assumption Agreement and any Material Consents required for assignment of any of the Assigned Contracts, Purchaser shall assume the Assumed Liabilities. This Agreement, and all other agreements, certificates and documents executed or to be executed by Purchaser in connection herewith, constitute or, when executed and delivered, shall constitute, a legal, valid and binding Contractual Obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.

(c)  The execution and delivery by Purchaser of the Transaction Documents to which Purchaser is a party, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, shall not (i) contravene the Organizational Documents of Purchaser, (ii) violate, conflict with, result in a breach of the terms or conditions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, (A) any material Contractual Obligation to which Purchaser is a party or (B) any Law, Governmental Authorization or Governmental Order applicable to Purchaser, (iii) require Purchaser to make any declaration, filing or registration with, or provide any notice to, any Governmental Authority or obtain any Governmental Authorization, or (iv) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any other Person.

6.3. No Brokers. Neither Purchaser nor any Person acting on behalf of Purchaser has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

6.4. Litigation. There is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement or any of the conditions to consummation of such transactions and there is no Governmental Order outstanding or, to the knowledge of Purchaser, threatened against Purchaser which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement or any of the conditions to consummation of such transactions.

ARTICLE VII.

Covenants and Agreements.

7.1. Purchaser’s Investigation.

(a)  Prior to the Closing Date, Purchaser shall be entitled, upon reasonable request and at its own expense, through its employees and representatives, including without limitation, its attorneys to perform a due diligence investigation of the Business, Purchased Assets, and related properties and operations of Sellers. Purchaser shall be permitted reasonable access to Sellers’ premises, the Leased Premises, books and records of Sellers related to the Business, including, without limitation, the opportunity to observe and verify the Purchased Assets. Any such investigation and review shall be conducted at reasonable times and under reasonable circumstances. Purchaser agrees that any such investigation or review shall not unreasonably interfere with the ongoing operations of Sellers. Sellers shall cooperate with all reasonable requests and shall use reasonable efforts to cause their officers, employees, consultants, agents, accountants and attorneys to cooperate with such review and investigation.

(b)  Prior to the Closing Date, Purchaser shall be entitled to (i) meet with customers listed on the Customer List in order to introduce such customers to Purchaser and educate such customers on using Purchaser’s services, provide requisitions, supplies, etc. and (ii) meet with employees of the Business identified in Section 5.14(a) of the Disclosure Schedule in order to introduce such employees to Purchaser, complete paperwork for background checks and provide employee benefits orientation (collectively, the “Pre-Closing Activities”). Purchaser shall coordinate the conduct of the Pre-Closing Activities with Sellers and the Pre-Closing Activities shall be conducted at mutually agreeable times. Meetings with employees of the Business identified in Section 5.14(a) of the Disclosure Schedule shall be conducted so as to minimize interference with the performance of such employees’ duties to Sellers. The Sellers shall use commercially reasonable efforts to cooperate with Purchaser in completing the Pre-Closing Activities prior to the Closing Date.

(c)  The parties shall adhere to the terms and conditions of the Confidentiality Agreement; provided, however, Purchaser’s obligations under the Confidentiality Agreement with respect to Information (as defined in the Confidentiality Agreement) concerning or related to the Business, the Purchased Assets, or the Assumed Liabilities shall terminate upon the

Closing. In the event this Agreement is terminated for any reason, upon the written request of Sellers, Purchaser shall promptly return to Sellers, or destroy, any Information in its possession and certify in writing to Sellers that it has done so. The provisions of this Section 7.1(c) shall survive the termination of this Agreement.

7.2. Consents of Third Parties. Sellers shall diligently seek, before the Closing Date, each of the consents to the assignment of the Assigned Contracts set forth in Section 5.16(c) of the Disclosure Schedule (the “Material Consents”), in form and substance reasonably satisfactory to Purchaser.

7.3. Operations of the Business Prior to the Closing. During the period prior to the Closing Date, except as contemplated by this Agreement, Sellers shall operate and carry on the Business only in the Ordinary Course of Business. Consistent with the foregoing, Sellers shall, unless otherwise agreed in writing by Purchaser (a) keep and maintain the Purchased Assets in good operating condition and repair subject to normal wear and tear; (b) use their commercially reasonable efforts consistent with good business practice to maintain the Business intact and to preserve the goodwill of the suppliers, licensors, employees, customers, distributors and others having business relations with Sellers in connection with the Business; (c) maintain (except for expiration due to lapse of time) all Material Contracts in effect without change,except those Material Contracts which expire or terminate by their terms or as otherwise expressly provided herein; (d) comply with the provisions of all Laws applicable to Sellers in connection with the Purchased Assets and the conduct of the Business; (e) not cancel, release, waive or compromise any Debt in its favor other than in connection with returns for credit or replacement or receipt of payment on trade receivables in the Ordinary Course of Business; (f) not alter the rate or basis of compensation of any of its officers, directors or employees associated with the Business other than in the Ordinary Course of Business; (g) not enter into any new Material Contract; provided however, that Purchaser’s written consent to either Seller entering into any new Material Contract with any customer in the Ordinary Course of Business shall not be unreasonably withheld, conditioned or delayed; (h) not sell, lease or otherwise dispose of any properties or assets associated with the Business, except in the Ordinary Course of Business; (i) not enter into any Contractual Obligation with any Affiliate;and (j) not take any action to change accounting policies, estimates or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable); and (k) take or omit to take any action that would cause the representations and warranties in Section 5.4 to be untrue at, or as of any time prior to, the Closing Date.

7.4. Notification of Certain Matters; Interim Financials.

(a)  From the date of this Agreement until the Closing Date, the Sellers shall give Purchaser prompt written notice upon becoming aware of any event or circumstance that could reasonably be expected to result in a breach of, or inaccuracy in, any representation or warranty contained in Article V; provided, however, that no such disclosure of any event or circumstance occurring or arising prior to the date of this Agreement shall be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any Schedule to, or otherwise disclose any exception to, any of the representations and warranties of the Seller Parties set forth in this Agreement;further provided, however, that no such disclosure of any event or circumstance occurring or arising during the Interim Period shall be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any schedule to, or otherwise disclose any exception to, any of the representations and warranties of the Seller Parties set forth in this Agreement for purposes of the termination rights contained in Article X or determining whether or not the conditions set forth in Article VIII have been satisfied, or, if the event or circumstance disclosed and the related breach of, or inaccuracy in, any representation or warranty contained in Article V and made as of the Closing Date results from or is related to any breach or failure to perform any of the Seller Parties’ covenants or agreements contained in this Agreement, the indemnification rights of any Purchaser Indemnitee contained in Article XI with respect to breaches of, or inaccuracies in, representations and warranties contained in Article V and made as of the Closing Date.

(b)  Sellers shall prepare and furnish to Purchaser, promptly after becoming available and in any event within thirty (30) days of the end of the applicable calendar month, the unaudited balance sheet for the Business as of the end of each month and the related unaudited P&L statement for the Business for the year-to-date period then ended, commencing with the month of July 2017 and for each month ending thereafter through the Closing Date.

7.5. No Solicitation. From the date of this Agreement until the earlier of the Closing Date or the date of the termination of this Agreement pursuant to Article X, the Sellers shall not, nor shall either of them authorize or permit any officer, director, employee, investment banker, attorney or other adviser or representative of the Sellers to: (a) solicit, initiate or encourage the submission of, any Acquisition Proposal (as hereinafter defined), (b) enter into any agreement with respect to any Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Sellers shall promptly advise Purchaser of any Acquisition Proposal and any inquiries with respect to any Acquisition Proposal. For purposes of this Section 7.5, “Acquisition Proposal” means any proposal for a merger or other business combination involving Sellers, the Business or the Purchased Assets or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in Sellers, any voting securities of Sellers, a substantial portion of the assets of Sellers, the Business or the Purchased Assets (but not including proposals for sales of inventory in the Ordinary Course of Business); provided, that nothing in this Section 7.5 will prohibit Sellers or their Affiliates from taking any of the actions described in this Section 7.5 with respect to any actual or proposed change of control transaction involving ChromaDex Corporation where any Person would acquire all or substantially all of the assets of ChromaDex Corporation or more than fifty percent (50%) of the common stock of ChromaDex Corporation.

7.6. Satisfaction of Closing Conditions. The Seller Parties and Purchaser shall, and shall cause their respective representatives to, use commercially reasonable efforts to take all of the actions necessary to consummate the transactions hereunder, including delivering all the various certificates, documents and instruments described in Article VIII and Article IX hereto, as the case may be.

7.7. Employee Matters.

(a)  Purchaser shall have the right, but not the obligation, to offer employment, on an at will basis, with such employment to commence effective on the Closing Date, to any or all employees associated with the Business. In no event shall Purchaser be obligated to hire or retain any employee associated with the Business for any period following the Closing. No later than five (5) Business Days prior to the Closing, Purchaser and Sellers shall mutually agree upon a list of Sellers’ employees associated with the Business that Purchaser will offer employment (such listed employees, the “Business Employees”). Upon reasonable request by Purchaser, the Sellers shall cooperate with and shall not impair Purchaser’s efforts to obtain the employment of such Business Employees.

(b)  Sellers, at the time of Closing, shall terminate all of the Business Employees and shall pay to all such Business Employees all amounts earned or accrued for wages, commissions, salaries, bonuses, holiday and vacation pay, and past service claims as of (but not including) the Closing Date, and shall make and remit, for all periods through but not including the Closing Date, all proper deductions, remittances and contributions for employees’ wages, commissions and salaries required under all Contractual Obligations and Laws (including, without limitation, for health, hospital and medical insurance, group life insurance, pension plans, workers’ compensation, unemployment insurance, income tax, FICA tax and the like) and, wherever required by such Contractual Obligations and/or Laws, all proper deductions and contributions from its own funds for such purposes, including making all matching contributions to the Sellers’ 401(k) plan(s) on account of any contributions made by the Business Employees prior to Closing and for which matching contributions by Sellers have not yet been made, as required by Sellers’ 401(k) plan(s), if applicable, in each case with respect to the Business Employees. Sellers shall be responsible for all Liabilities arising out of or based upon such termination of the Business Employees, including, without limitation, any severance pay obligations of Sellers or their Affiliates. For the avoidance of doubt, Sellers shall provide continuation coverage under Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA, and any similar applicable state law, to each current and former employee of the Sellers associated with the Business, and each eligible beneficiary thereof, who has a “qualifying event” (as defined in Section 4980B(f)(3) of the Code) on or prior to the Closing Date, to the extent such continuation coverage is elected by such individual.

(c)  At the request of Purchaser prior to the Closing, Sellers shall continue their health care coverage for a period not to exceed the remainder of the calendar month in which the Closing occurs for those Business Employees hired by Purchaser. Sellers shall bear the insurance premiums for such period and Purchaser shall pay Sellers within five (5) Business Days of receiving any invoice or other statement the amount of such premiums and other liabilities, obligations, costs and expenses incurred by Sellers arising out of or based upon such continued coverage for such Business Employees and shown on such invoice or other statement.

(d)  No provision of this Agreement shall create any third party beneficiary rights in any Business Employee, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to such Business Employee by Purchaser or under any Employee Plan that Purchaser may maintain. No provision of this Agreement shall be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of the Purchaser to amend, modify or terminate any such employee benefit plan.

7.8. Further Assurances. From and after the Closing Date, upon the request of either Sellers or Purchaser, each of the parties hereto shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be commercially reasonable to carry out the transactions contemplated hereunder. Sellers shall refer all customer inquiries relating to the Business to Purchaser for the period commencing on the Closing Date and ending on the date two (2) years following the Closing Date.

7.9. Customer Records. From and after the Closing, Sellers shall retain at their sole cost correspondence of Sellers pertaining to the customers on the Customer List and copies of the records of Sellers pertaining to the customers listed on the Customer List. Following the Closing, Sellers shall afford Purchaser and its representatives and agents access to such correspondence and copies of records upon reasonable notice during normal business hours to the extent that such access may be required by Purchaser in connection with matters relating to or affected by the operations of Purchaser following the Closing Date.

7.10. Bulk Transfer Laws. It is understood and agreed that Sellers and Purchaser shall not comply with the provisions of the “Bulk Sales Law” or similar provisions of the laws of any state insofar as they may be applicable to the transactions contemplated by this Agreement, and the parties each hereby waive, as among themselves, all rights and remedies relating to such noncompliance except to the extent of Purchaser’s indemnification rights relating to such noncompliance as set forth in Article XI. Sellers agree to indemnify Purchaser for any Losses in connection with such noncompliance in accordance with Article XI.

7.11. Continuation of Professional Liability Insurance. For a period of three (3) years following the Closing Date, Sellers shall maintain in effect a professional liability insurance policy or shall purchase a “tail” policy of professional liability insurance with respect to matters occurring prior to the Closing Date, which tail insurance shall contain terms and conditions no less advantageous than are contained in Sellers’ current professional insurance policy. Upon the request of Purchaser, Sellers shall provide reasonable evidence of the existence of such insurance policy.

7.12. Prorations. Assessments, common area maintenance charges, utility charges and rental payments with respect to the Leased Premises (collectively, “Charges”) shall be prorated on a per diem basis and apportioned on a calendar year basis between Sellers, on the one hand, and Purchaser, on the other hand, as of the date of the Closing. Sellers shall be liable for that portion of such Charges relating to, or arising in respect of, periods on or prior to the Closing Date, and Purchaser shall be liable for that portion of such Charges relating to, or arising in respect of, any period after the Closing Date.

7.13. Tax Matters.

(a)  Subject to Section 3.4, all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets or the Business for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers and Purchaser as of the Closing Date based on the number of days of such taxable period ending on but not including the Closing Date (the “Pre-Closing Apportioned Period”) and the number of days of such taxable period beginning from the Closing Date through the end of such taxable period (the “Post-Closing Apportioned Period”). Sellers shall be liable for the proportionate amount of Apportioned Obligations that is attributable to the Pre-Closing Apportioned Period. Purchaser shall be liable for the proportionate amount of the Apportioned Obligations that is attributable to the Post-Closing Apportioned Period. Within ninety (90) days after the Closing, Purchaser and Sellers shall jointly prepare a statement to Sellers setting forth the amount of the respective shares of any Apportioned Obligations, including a statement of any reimbursement to which Sellers are entitled from Purchaser under this Section 7.13(a) (which shall take into account any Taxes previously overpaid by Sellers) together with such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed. Thereafter, each party shall notify the other parties upon receipt of any bill for any Apportioned Obligations, part or all of which are attributable to the Pre-Closing Apportioned Period, or, if an Apportioned Obligation attributable to a Post-Closing Apportioned Period is paid by Sellers or otherwise billed to Sellers, upon receipt by Sellers of such bill. If such bill relates solely to the Pre-Closing Apportioned Period and is received by Purchaser, Purchaser shall promptly deliver such bill to Sellers who shall pay the same to the appropriate Governmental Authority. If such bill relates to the Post-Closing Apportioned Period, the party receiving such bill shall promptly deliver such bill to the other parties and Sellers shall remit, prior to the due date of assessment, to Purchaser payment only for the proportionate amount of such bill that is attributable to the Pre-Closing Apportioned Period. If either Sellers or Purchaser shall make a payment for which it is entitled to reimbursement under this Section 7.13(a), the party that is liable for such payment pursuant to this Section 7.13(a) shall make such reimbursement promptly but in no event later than ten (10) Business Days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any Tax refunds, credits or overpayments attributable to any Apportioned Obligations shall be apportioned between Purchaser and Sellers in accordance with the apportionment provided in this Section 7.13(a). Any reimbursement by one party to any other party shall be treated as adjustments to the Aggregate Purchase Price.

(b)  Each of Sellers, on one hand, and Purchaser, on the other, shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each party shall provide to the others, within ten (10) Business Days of the receipt thereof, any Tax related communications and notices it receives which may impact the other parties’ Tax Liability or filing responsibilities.

(c)  Purchaser and Sellers agree to utilize or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53, 2004-2 C.B. 320, with respect to wage reporting.

7.14. Accounts Receivable; Accounts Payable.

(a)  Sellers shall retain all accounts receivable arising out of the operation of the Business prior to the Closing and Purchaser shall retain all accounts receivable arising out of the operation of the Business on and after the Closing. After the Closing, Purchaser and Sellers shall forward to the other party any funds which are received by such party but relate to the accounts receivable of the other party. Notwithstanding anything to the contrary stated herein, neither party shall have any responsibility to collect any of the other party’s accounts receivable. Sellers shall be responsible for any negative account receivable balances of customers that exist as of the Closing Date (including but not limited to those arising from overpayments, duplicate payments and credit memos as listed in Section 5.19 of the Disclosure Schedule).  If a customer requests or requires Purchaser to honor any such Closing Date negative account receivable balance by crediting an amount due Purchaser for services rendered post-Closing, Purchaser shall promptly forward such information to Sellers, and Purchaser and Sellers shall cooperate in good faith in addressing such circumstances (e.g., by Sellers satisfying such negative account receivable balance through payment to the customer or Purchaser, or through some other mutually agreed on resolution).  If the parties cannot agree on a mutually acceptable resolution and Purchaser reasonably believes that the negative account receivable balance is due the customer, then Purchaser shall have the right to credit the customer against amounts due Purchaser for services rendered post-Closing and, in addition to any other rights or remedies of Purchaser set forth herein (including rights to indemnification set forth in Article XI), Purchaser shall have the right to offset the amount of such bona fide negative account receivable balance from any funds that are received by Purchaser post-Closing in respect of accounts receivable arising out of the operation of the Business prior to the Closing that would otherwise be forwarded to Sellers by Purchaser pursuant to this Section 7.14(a).

(b)  After the Closing Date, Purchaser shall promptly forward to Sellers any invoices, bills, notices or requests for payments relating to any accounts payable or other accruals (other than Taxes) related to the Business arising prior to the Closing (“Pre-Closing Payables”). Promptly upon receipt, and in any event no later than the expiration of the period of time during which such Pre-Closing Payables may be paid by Sellers without the incurrence of any interest, penalty, late fee or other charge thereon (the “Penalty Date”), Sellers shall pay all such bona fide Pre-Closing Payables (it being understood that where any such Pre-Closing Payable is the subject of a bona fide good faith dispute between Sellers and the third party claiming such amount, Sellers may delay payment of such Pre-Closing Payable until such dispute is resolved). In the event Sellers shall fail to pay any bona fide Pre-Closing Payable (including any interest penalties, late fees or other charges thereon) within thirty (30) days after the Penalty Date (other than in the event of a bona fide good faith dispute as described above), upon thirty (30) days prior written notice to Sellers, if Purchaser reasonably believes that the ongoing failure to pay such bona fide Pre-Closing Payables is reasonably likely to result in damages to the operation of the Business, then Purchaser shall have the right to pay such bona fide Pre-Closing Payable on behalf of Sellers (including any interest, penalties, late fees or other charges thereon) and, in addition to any other rights or remedies of Purchaser set forth herein (including rights to indemnification set forth in Article XI), Purchaser shall have the right to offset the amount of such bona fide Pre-Closing Payable (including any interest penalties, late fees or other charges thereon) from any funds which are received by Purchaser post-Closing in respect of accounts receivable arising out of the operation of the Business prior to the Closing which would otherwise be forwarded to Sellers by Purchaser pursuant to Section 7.14(a).

7.15. Minimum Purchase Obligation. Purchaser and its Affiliates (including but not limited to Laboratory Corporation of America Holdings) shall purchase from Sellers at least $[ …***…] in the aggregate of analytical reference standards (before discount), during each of the two (2) twelve (12) month periods immediately following the Closing Date, at prices that are discounted by […***…] percent ([…***…]%) from the prices that Sellers otherwise charge independent third parties for such analytical reference standards. Compliance with such minimum purchase obligation shall be determined by multiplying (A) the sum of the actual amounts paid by Purchaser or any of its Affiliates (including but not limited to Laboratory Corporation of America Holdings) to Sellers for orders made during the applicable twelve (12) month period by (B) […***…]. The parties hereby agree that the purchase and sale of the analytical reference standards required by this Section 7.15 shall be subject to Sellers’ standard terms and conditions set forth in Schedule 7.15 attached hereto, and that Article XI of this Agreement shall not apply with respect to such purchase and sale of analytical reference standards or any non-fulfillment, non-performance or other breach by any of the parties of this Section 7.15.

7.16. Exclusive Provider. During the two (2) year period following Closing, Seller Parties and their majority-owned Subsidiaries shall engage only Purchaser, as the exclusive provider, for all third party ingredient test work (“Test Services”) that Seller Parties and their majority-owned Subsidiaries require and that Purchaser has the ability to perform. Seller Parties and Purchaser agree that the price for such Test Services shall be discounted by […***…] percent ([…***…]%) from the price that Purchaser otherwise charges independent third parties for such Test Services, provided, however, such discount shall not apply to any Test Services (a) conducted by third-parties, (b) conducted at Purchaser’s Anaheim facility, (c) involving monographs, (d) involving client-specific methods, or (d) involving any non-routine testing. Purchaser’s engagement to perform Test Services shall be subject to Purchaser’s standard terms and conditions set forth in Schedule 7.16 attached hereto, and that Article XI of this Agreement shall not apply with respect to such engagement or any non-fulfillment, non-performance or other breach by any of the parties of this Section 7.16. At such time as Seller Parties or their majority-owned Subsidiaries require Test Services, Seller Parties shall, or shall cause their majority-owned Subsidiaries to, make a written request to Purchaser describing the requested Test Services and the requested completion date, and Purchaser shall notify Seller Parties or Seller Parties’ majority-owned Subsidiaries, as applicable, in writing within ten (10) days following its receipt of such written request whether Purchaser has the ability to timely perform the requested Test Services; provided, however, if the requested completion date is not within Purchaser’s standard time frame for completing Test Services, the performance of those Test Services shall be subject to an upcharge for expedited service. If Purchaser does not provide such written notice to Seller Parties or Seller Parties’ majority-owned Subsidiaries, as applicable, within such ten (10) day period or notifies Seller Parties or Seller Parties’ majority-owned Subsidiaries, as applicable, within such ten (10) day period that it is unable to timely perform the requested Test Services, Seller Parties and their majority-owned Subsidiaries may thereafter purchase such Test Services from one or more third parties free of any obligation to Purchaser pursuant to this Section 7.16. If Purchaser does notify Seller Parties or Seller Parties’ majority-owned Subsidiaries, as applicable, within such ten (10) day period, that it has the ability to timely perform the requested Test Services, but thereafter does not complete such Test Services

***Confidential Treatment Requested

within the time agreed by Seller Parties or Seller Parties’ majority-owned Subsidiaries, as applicable, Seller Parties and their majority-owned Subsidiaries may thereafter purchase the specific Test Services for the instant case with respect to which the Test Services were not completed within the time agreed from one or more third parties free of any obligation to Purchaser pursuant to this Section 7.16.

7.17. JQMS Services.

(a)  During the two (2) year period following Closing for so long as the JQMS Agreement remains in effect, Sellers shall provide Purchaser with auditing services for the Business that are of the same nature and caliber of auditing services that JQMS has provided to Sellers pursuant to the JQMS Agreement prior to the date of this Agreement (the “JQMS Services”), which may be performed by JQMS on behalf of Sellers, at Sellers’ cost for such JQMS Services pursuant to the JQMS Agreement. Sellers’ engagement to perform JQMS Services shall be subject to Sellers’ standard terms and conditions set forth in Schedule 7.15 attached hereto.

(b)  In the event that, during the two (2) year period following the Closing, Sellers acquire JQMS or substantially all of JQMS’ assets associated with the JQMS Services, Sellers and Purchaser shall negotiate in good faith and enter into a separate agreement between Sellers and Purchaser for the provision of the JQMS Services, and such agreement shall contain commercially reasonable terms that are no less favorable to Purchaser than the standard terms and conditions set forth in Schedule 7.15 attached hereto and the business terms set forth in Section 7.17(a). In the event that, during the two (2) year period following the Closing, either Sellers or JQMS desire to terminate, or not to renew, the JQMS Agreement (and Sellers have not previously acquired JQMS or substantially all of JQMS’ assets associated with the JQMS Services), Sellers shall (i) provide Purchaser with written notice at least six (6) months’ prior to termination of the JQMS Agreement (or promptly following receipt of any termination notice from JQMS) or (ii) provide Purchaser with written notice at least ninety (90) days’ prior to the expiration of the JQMS Agreement in the case of non-renewal (or promptly following receipt of any non-renewal notice from JQMS); provided that, in the event of any termination of the JQMS Agreement by either JQMS or Sellers pursuant to Section 9.2.2 or 9.2.3 of the JQMS Agreement, Sellers shall provide Purchaser with prompt written notice of such termination, in any event no later than ten (10) Business Days following the date of receipt or delivery of notice of such termination. In each such case, Sellers shall continue to provide Purchaser with the JQMS Services through the date of termination or expiration of the JQMS Agreement, as applicable. Upon Purchaser’s written request, during the period after any such Sellers’ notice of termination or expiration of the JQMS Agreement until sixty (60) days after the termination or expiration of the JQMS Agreement, as applicable, Sellers shall use commercially reasonable efforts to assist Purchaser in identifying another third-party vendor capable of providing auditing services comparable to the JQMS Services.

 ARTICLE VIII.

Conditions to Performance by Purchaser.

The obligation of Purchaser to consummate the Closing is subject to the fulfillment of each of the following conditions (unless waived by Purchaser in accordance with Section 12.4):

8.1. Representations and Warranties. Each of the representations and warranties of the Seller Parties contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or true and correct in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect), in either case, as of the date hereof and the Closing Date, other than representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct (or true and correct in all material respects, as the case may be) as of such specified date or time.

8.2. Covenants and Agreements. Each Seller Party shall have performed and complied in all material respects with all of its respective obligations under this Agreement which are to be performed or complied with by them prior to or at the Closing.

8.3. Compliance Certificate. Sellers shall have delivered to Purchaser a certificate dated as of the Closing Date, duly executed by an officer of each Seller Party, certifying as to the satisfaction or the conditions set forth in Sections 8.1 and 8.2.

8.4. Absence of Litigation. No Proceeding shall be initiated, pending, or threatened in writing, nor shall there be any formal or informal written inquiry by a Governmental Authority, which may result in a Governmental Order (nor shall there be any Governmental Order in effect) (a) which would prevent consummation of any of the transactions contemplated hereunder, (b) which would result in any of the transactions contemplated hereunder being rescinded following consummation, (c) which would limit or otherwise adversely affect the right of Purchaser to operate all or any portion of either the Business or the Purchased Assets or of the business or assets of Purchaser or any of its Affiliates, or (d) would compel Purchaser or any of its Affiliates to dispose of all or any portion of either the Business or the Purchased Assets or the business or assets of Purchaser or any of its Affiliates.

8.5. No Material Adverse Effect. There shall not have occurred after the date of this Agreement any event, change, effect or development that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.6. Material Consents. All Material Consents shall have been obtained and shall be in full force and effect and Sellers shall have delivered to Purchaser evidence thereof reasonably satisfactory to Purchaser.

8.7. Release of Encumbrances on the Purchased Assets. Purchaser shall have received evidence reasonably satisfactory to it that all Encumbrances on the Purchased Assets, other than Permitted Liens (and other than claims of third parties arising under the Assigned Contracts based on, related to or in connection with circumstances occurring prior to the Closing Date, which the parties acknowledge and agree are Excluded Liabilities), shall have been released and that termination statements with respect to all UCC financing statements relating to such Encumbrances have been, or shall be promptly following the Closing, filed at the expense of Sellers;provided, however, that an amendment rather than a termination statement shall be required to be filed with respect to the UCC financing statement filed by Bridge Bank, a division of Western Alliance Bank pursuant to its loan agreement with Sellers, excluding the Purchased Assets.

8.8. Other Closing Deliveries. The Seller Parties shall deliver to Purchaser the following:

(a)  Sellers’ Customer List, updated as of the Closing Date;

(b)  the Assumption Agreement and the Joint Contract Assumption Agreement, duly executed by Sellers;

(c)  the General Assignment and Bill of Sale, substantially in the form of Exhibit 8.8(c) attached hereto, duly executed by Sellers;

(d)  the Non-Competition Agreement, substantially in the form of Exhibit 8.8(d) attached hereto (the “Non-Competition Agreement”), duly executed by Sellers and the Shareholder;

(e)  the Non-Competition Agreement, substantially in the form of Exhibit 8.8(e) attached hereto (“Non-Competition Agreement for Management”), duly executed by each of Frank L. Jaksch, Jr. and Troy Rhonemus;

(f)  the Transition Services Agreement, substantially in the form of Exhibit 8.8(f) attached hereto (the “Transition Services Agreement”), duly executed by Sellers;

(g)  the Trademark License Agreement, substantially in the form of Exhibit 8.8(g) attached hereto (the “License Agreement”), duly executed by Sellers;

(h)  the Escrow Agreement, duly executed by Sellers and the Escrow Agent;

(i)  a certificate of the secretary of each Seller, in form and substance reasonably satisfactory to Purchaser, certifying that (i) attached thereto is a true, correct and complete copy of (A) the articles or certificate of incorporation of such Seller, certified as of a recent date by the Secretary of State of such Seller’s state of incorporation and the bylaws of such Seller, (B) to the extent applicable, resolutions duly adopted by the board of directors and the shareholders authorizing the performance of the transactions contemplated by this Agreement and the execution and delivery of the Transaction Documents to which it is a party and (C) a certificate of existence or good standing as of a recent date of Seller from such Seller’s state of incorporation, (ii) the resolutions referenced in subsection (i)(B) are still in effect and (iii) nothing has occurred since the date of the issuance of the certificate(s) referenced in subsection (i)(C) that would adversely affect such Seller’s existence or good standing in such jurisdiction;

(j)  a certificate of each Seller’s non-foreign status as set forth in Treasury Regulation Section 1445-2(b);

(k)  an offer letter and a confidentiality, non-solicitation and non-competition agreement, in a form reasonably satisfactory to Purchaser, duly executed by Tony Nguyen as of the date hereof and effective as of the Closing Date (and delivered to Purchaser on or prior to the date hereof);

(l)  the Closing Statement, duly executed by the Seller Parties; and

(m) such other bills of sale, assignments and other instruments of transfer or conveyance, duly executed by the Sellers, as may be reasonably requested by Purchaser to effect the sale, conveyance and delivery of the Purchased Assets to Purchaser, and a Form W-9, duly executed by the Sellers.

ARTICLE IX.

Conditions to Performance by the Seller Parties.

The obligations of the Seller Parties to consummate the Closing are subject to the fulfillment of each of the following conditions (unless waived by the Seller Parties in accordance with Section 12.4):

9.1. Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects (in the case of any representation or qualified by materiality) or true and correct in all material respects (in the case of any representation or warranty not qualified by materiality), in either case, as of the date hereof and as of the Closing Date, other than representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct (or true and correct in all material respects, as the case may be) as of such specified date or time.

9.2. Covenants and Agreements. Purchaser shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or at the Closing.

9.3. Compliance Certificate.   Purchaser shall have delivered to Sellers a certificate dated as of the Closing Date, duly executed by an officer of Purchaser, certifying as to the satisfaction or the conditions set forth in Sections 9.1 and 9.2.

9.4. Absence of Litigation. No Proceeding shall be initiated, pending, or threatened in writing, nor shall there be any formal or informal written inquiry by a Governmental Authority which may result in a Governmental Order (nor shall there be any Governmental Order in effect) (a) which would prevent consummation of any of the transactions contemplated hereunder, or (b) which would result in any of the transactions contemplated hereunder being rescinded following consummation.

9.5. Material Consents. All Material Consents shall have been obtained or made in a manner reasonably satisfactory to Sellers.

9.6. Other Closing Deliveries. Subject to the fulfillment or waiver of the conditions set forth in Article VIII, at Closing, Purchaser shall (a) pay the Initial Purchase Price to Sellers pursuant to Section 3.2(a), (b) the Initial Escrow Amount and the Special Escrow Amount to the Escrow Agent, and (c) execute and deliver to Sellers (i) the certificate contemplated by Section 9.3, (ii) the General Assignment and Bill of Sale, (iii) the Assumption Agreement and the Joint Contract Assumption Agreement, (iv) the Closing Statement, (v) the Escrow Agreement, (vi) the Non-Competition Agreement, (vii) the Non-Competition Agreements for Management, (viii) the License Agreement, and (ix) the Transition Services Agreement.

ARTICLE X.

Termination.

10.1. Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a)  by the mutual written consent of Purchaser and the Seller Parties;

(b)  by either Purchaser or Seller Parties, if (i) any Governmental Authority having competent jurisdiction over any party hereto shall have issued a final Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order is or shall have become nonappealable or (ii) there shall be adopted any Law that makes the transactions contemplated by this Agreement illegal or otherwise prohibited;provided, however, that the party seeking to terminate this Agreement pursuant to clause (i) above shall not have initiated such Proceeding or taken any action in support of such Proceeding and shall have used its reasonable best efforts to challenge such order or other action;

(c)  by Purchaser, in the event of the inaccuracy in or breach of any representation or warranty of the Seller Parties contained in this Agreement or if any Seller Party breaches or fails to perform any of its respective covenants or agreements contained in this Agreement and such inaccuracy, breach or failure to perform (i) would reasonably be expected to give rise to the failure of a condition set forth in Article VIII, (ii) cannot be or has not been cured within twenty (20) Business Days after the receipt of written notice thereof, and (iii) has not been waived by Purchaser;provided, that, the right of Purchaser to terminate this Agreement pursuant to this Section 10.1(c) shall not be available if, at the time of such purported termination, Purchaser has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement;

(d)  by Purchaser, in the event the Shareholder is acquired pursuant to a merger, consolidation, stock sale or similar change in control transaction;

(e)  by the Seller Parties, in the event of the inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement or if Purchaser breaches or fails to perform any of its covenants or agreements contained in this Agreement and such inaccuracy, breach or failure to perform (i) would reasonably be expected to give rise to the failure of a condition set forth in Article IX, (ii) cannot be or has not been cured within twenty

(20) Business Days after the receipt of written notice thereof, and (iii) has not been waived by the Seller Parties;provided, that, the right of the Seller Parties to terminate this Agreement pursuant to this Section 10.1(e) shall not be available if, at the time of such purported termination, any Seller Party has breached or failed to perform in any respect any of its respective representations, warranties, covenants or agreements contained in this Agreement; or

(f)  by either Purchaser or the Seller Parties, if the Closing has not been consummated on or before September 29, 2017 (the “Closing Date Deadline”);provided, that no party may terminate this Agreement pursuant to this Section 10.1(f) if such party’s breach or failure to perform any of such party’s representations, warranties, covenants or agreements contained in this Agreement shall have been a principal cause of or resulted in the failure of the Closing to be consummated on or before the Closing Date Deadline;provided, however, that in the event the Closing has not occurred solely by reason of Section 8.6 or Section 9.5, the Closing Date Deadline shall automatically be extended by an additional ninety (90) days, and the parties hereto shall continue their efforts pursuant to Sections 7.2 to fulfill the conditions in Section 8.6 and Section 9.5 by the earliest practicable date.

10.2. Notice of Termination; Effect of Termination.

(a)  The party desiring to terminate this Agreement pursuant to Sections 10.1(b) through 10.1(f) shall give written notice of such termination to the other party in accordance with Section 12.7, specifying the provision or provisions hereof pursuant to which such termination is effected. The right of any party to terminate this Agreement pursuant to Section 10.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, whether prior to or after the execution of this Agreement.

(b)  In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall be of no further force or effect; provided, however, (i) the provisions of Section 7.1(c), Article X and Article XII shall survive termination and (ii) any termination pursuant to Section 10.1 shall not relieve any party of any liability for breach of any representation, warranty, covenant or agreement hereunder occurring prior to such termination.

10.3. Return of Documentation. Following termination of this Agreement, (a) all filings, applications and other submissions made pursuant to this Agreement or prior to the execution of this Agreement in contemplation hereof shall, to the extent practicable, be withdrawn from the Governmental Authority to which made and (b) Purchaser shall return or destroy (and provide proof of such destruction of) all agreements, documents, contracts, instruments, books, records, materials and other information (in any format) regarding Sellers provided to Purchaser or its representatives in connection with the transactions contemplated hereunder other than as reasonably necessary to enforce its rights under this Agreement. Notwithstanding the foregoing, Purchaser shall be permitted to retain one (1) copy of all such information and materials in its law department or with its outside legal counsel, and Purchaser shall be permitted to retain such electronic copies of all such information and materials that have become embedded in its electronic data systems through programmed backup procedures.

ARTICLE XI

Indemnification.

11.1. Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing until, and shall terminate on the date that is eighteen (18) months after the Closing Date; provided, however, that the representations and warranties in (a) Sections 5.1(a) (ChromaDex Organization), 5.1(b) (ChromaDex Analytics’ Organization), 5.2(a) (Due Authorization), 5.2(b) (Binding Agreement) and 5.17 (No Broker) (collectively, the “Fundamental Reps”) shall survive the Closing until, and shall terminate on, the date that is the sixth (6th) anniversary of the Closing Date, (b) the representations and warranties in Section 5.7 (Taxes) shall survive the Closing until, and shall terminate on, the sixtieth (60th) day following the expiration of the applicable statute of limitations, and (c) the representations and warranties in Section 5.11 (Environmental Matters) shall survive the Closing until, and shall terminate on, May 1, 2024, and provided further, however, that any claims for common law fraud shall survive the Closing until, and shall terminate on, the date that is the sixth (6th) anniversary of the Closing Date. All covenants and agreements contained in this Agreement or any other Transaction Document that are to be performed prior to or as of the Closing shall terminate upon the Closing, and all covenants and agreements contained in this Agreement or any other Transaction Document that are to be performed in whole or in part after the Closing Date shall survive in accordance with their respective terms until fully performed. No claim for indemnification hereunder for breach, inaccuracy, non-fulfillment or non-performance of any representations or warranties or covenants or agreements contained in this Agreement or any other Transaction Document may be made after the expiration of the applicable survival period indicated in the two preceding sentences (each, an “Indemnification Period”);provided that, if a Claim Notice is given on or prior to the expiration of the applicable Indemnification Period in accordance with Section 11.4, then, notwithstanding that such Indemnification Period shall have expired, the representations, warranties, covenants and agreements relating to such claim, including but not limited, to any attendant indemnification rights or obligations associated therewith in accordance with the terms and conditions of this Agreement, shall continue to survive until the claim is finally resolved. The right to indemnification, reimbursement or other remedy based upon the representations and warranties of Seller Parties shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any such representation or warranty.

11.2. Indemnification by the Seller Parties. Subject to the terms and conditions of Section 11.4, the Seller Parties, jointly and severally, agree to indemnify, defend and hold harmless Purchaser and its successors and assigns (each a “Purchaser Indemnitee”) from or against, for and in respect of, any and all damages, losses, obligations, Liabilities, demands, judgments, injuries, penalties, claims, actions or causes of action, amounts paid in settlement, costs, and expenses (including, without limitation, reasonable attorneys’, experts’, and consultants’ fees, but not including (i) any damages that are not reasonably foreseeable arising from a breach, inaccuracy, non-fulfillment or non-performance of a representation, warranty, covenant or agreement contained in this Agreement or any other Transaction Document and (ii) any punitive or exemplary damages, except, in the case of each of clause (i) and (ii), to the extent paid or payable by an Indemnified Party to a third party in connection with a Third Party Claim) (collectively, “Losses”) suffered, sustained, incurred or required to be paid by any Purchaser Indemnitee arising out of, based upon, in connection with or as a result of:

(a)  any inaccuracy in or breach of any representation or warranty made by any Seller Party (i) in any Transaction Document other than this Agreement, (ii) in this Agreement as of the date hereof, and (iii) with respect to any inaccuracy in or breach of any representation or warranty made by any Seller Party in this Agreement as of the Closing Date, to the extent such breach or inaccuracy results from or relates to the breach or failure to perform of any of the Seller Parties’ covenants or agreements contained in this Agreement during the Interim Period;

(b)  any allegation contained in any Third Party Claim that, if true, would be a breach or inaccuracy of any representation or warranty made by any Seller Party under any Transaction Document;

(c)  the non-fulfillment, non-performance or other breach of any covenant or agreement required to be performed by any Seller Party pursuant to any Transaction Document;

(d)  any Excluded Liabilities;

(e)  the noncompliance by the parties of the provisions of any applicable bulk sales laws;

(f)  any arrangements or agreements made or alleged to have been made by any Seller Party with any broker, finder or other agent in connection with the transactions contemplated by this Agreement that result in Purchaser being liable on account thereof;

(g)  any Transfer Taxes required to be borne by Sellers pursuant to Section 3.4 or Apportioned Obligations allocated to Sellers pursuant to Section 7.13; and

(h)  any matter, item, condition or circumstance listed, contained or otherwise referred in Sections 5.12 or 5.15 of the Disclosure Schedule.

11.3. Indemnification by Purchaser. Subject to the terms and conditions of Section 11.4, Purchaser hereby agrees to indemnify, defend and hold harmless the Seller Parties and their respective successors and assigns (each a “Seller Indemnitee”) from or against, for and in respect of, any and all Losses suffered, sustained, incurred or required to be paid by any Seller Indemnitee arising out of, based upon, in connection with or as a result of:

(a)  any inaccuracy in or breach of any representation or warranty made by Purchaser (i) in any Transaction Document other than this Agreement, (ii) in this Agreement as of the date hereof, and (iii) with respect to any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement as of the Closing Date, to the extent such breach or inaccuracy results from or relates to the breach or failure to perform of any of Purchaser’s covenants or agreements contained in this Agreement during the Interim Period;

(b)  any allegation contained in any Third Party Claim that, if true, would be a breach or inaccuracy of any representation or warranty made by Purchaser under any Transaction Document;

(c)  the non-fulfillment, non-performance or other breach of any covenant or agreement required to be performed by Purchaser pursuant to this Agreement or any other Transaction Document;

(d)  any Assumed Liabilities;

(e)  any arrangements or agreements made or alleged to have been made by Purchaser with any broker, finder or other agent in connection with the transactions contemplated by this Agreement that result in any Seller Party being liable on account thereof; and

(f)  any Transfer Taxes required to be borne by Purchaser pursuant to Section 3.4 or any Apportioned Obligations allocated to Purchaser pursuant to Section 7.13.

11.4. Indemnification Procedures.

(a)  Delivery of Claim Notice. Any Purchaser Indemnitee or Seller Indemnitee seeking indemnification hereunder (the “Indemnified Party”) shall promptly notify the party or parties hereto against whom indemnification is sought (the “Indemnifying Party”, which term shall include all Indemnifying Parties if there be more than one) of any claim for indemnification hereunder (a “Claim” and such notice, a “Claim Notice”), provided that failure of the Indemnified Party to give such Claim Notice shall not relieve the Indemnifying Party of its obligations under this Article XI except to the extent, if at all, that such Indemnifying Party shall have been actually prejudiced thereby. Each Claim Notice shall state that such Indemnified Party believes that there is or has been a breach, inaccuracy, non-fulfillment or non-performance of a representation, warranty, covenant or agreement contained in this Agreement or any other Transaction Document or that such Indemnified Party is otherwise entitled to indemnification or reimbursement under Article XI of this Agreement, and contain a description of the circumstances supporting such Indemnified Party’s belief that there is or has been such a breach or that such Indemnified Party is so entitled to indemnification or reimbursement and shall, to the extent possible, contain a good faith, non-binding, preliminary estimate of the amount of Losses such Indemnified Party claims to have so incurred or suffered (the “Claimed Amount”), which estimate shall include a reasonable amount of detail showing how the Claimed Amount was determined.

(b)  Response Notice; Uncontested Claims. Within twenty (20) days after receipt by the Indemnifying Party of a Claim Notice, the Indemnifying Party may deliver to the Indemnified Party who delivered the Claim Notice a written response (the “Response Notice”) in which the Indemnifying Party: (i) agrees that the Indemnified Party is entitled to the full Claimed Amount (the “Uncontested Amount”); (ii) agrees that the Indemnified Party is entitled to part, but not all, of the Claimed Amount (the “Agreed Amount”); or (iii) indicates that the Indemnifying Party disputes the entire Claimed Amount. Any part of the Claimed Amount that is not agreed to pursuant to the Response Notice shall be the “Contested Amount.” If a

Response Notice is not received by the Indemnitee within such 20-day period, then the Indemnifying Party shall be conclusively deemed to have agreed that the Indemnitee is entitled to the full Claimed Amount (also, the “Uncontested Amount”). If the Indemnifying Party and the Indemnitee are unable to resolve the dispute relating to any Contested Amount within thirty (30) days after the delivery of the Response Notice, then the Indemnified Party and Indemnifying Party may resolve the claim described in the Claim Notice in accordance with Section 12.10 of this Agreement. To the extent that the Indemnified Party and the Indemnifying Party resolve the Claim described in the Claim Notice in accordance with Section 12.10 of this Agreement and the Seller Parties are found liable for all or any portion of the Contested Amount or any other damages, such portion of the Contested Amount and such other damages shall also be deemed an “Uncontested Amount” for purposes of this Agreement. The Indemnifying Party shall pay (subject to Section 11.6, to the extent applicable) the Indemnified Party for any Uncontested Amount within fifteen (15) days of the applicable amount being determined to be an Uncontested Amount in accordance with this Section 11.4.

(c)  Defense of Third Party Claims. In the event a Claim described in a Claim Notice relates to any Proceeding instituted or asserted against the Indemnified Party by a third party with respect to which the Indemnifying Party may become obligated to indemnify or reimburse an Indemnified Party pursuant to this Article XI (a “Third Party Claim”), the Indemnifying Party shall have the right, at its election by giving notice to the Indemnified Party within twenty (20) days of receipt of such Claim Notice for such Third Party Claim, to proceed with the defense of such Third Party Claim on its own with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party will not, subject to the immediately succeeding sentence, be liable to such Indemnified Party under this Article XI for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. In any such Third Party Claim where the Indemnifying Party timely elects to assume the defense against such Third Party Claim, an Indemnified Party shall have the right to participate in such defense and retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the sole cost and expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, (ii) the Indemnifying Party has assumed the defense of such Proceeding and has failed within a reasonable time to retain counsel reasonably satisfactory to such Indemnified Party or (iii) the named parties to any such Third Party Claim (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interests between them based on the advice of counsel to the Indemnified Party. It is agreed that the Indemnifying Party shall not, in connection with any Third Party Claim or related Proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate law firm (in addition to local counsel where necessary) for all such Indemnified Parties. If the Indemnifying Party timely elects to assume the defense of a Third Party Claim and is actively engaged in such defense or in circumstances where the reasonable fees and expenses of the Indemnified Party’s counsel are not at the Indemnified Party’s sole cost and expense pursuant to clauses (i) or (iii) of the second preceding sentence, the Indemnifying Party shall not be liable for any settlement of any Third Party Claim effected without its prior written consent (which shall not be unreasonably withheld, conditioned or delayed), but, if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss by reason of such settlement or judgment in accordance with and subject to the terms and conditions of this Agreement. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement, compromise or discharge of any pending or threatened Third Party Claim in respect of which any Indemnified Party is or could have been a party and indemnity could be sought under this Article XI by such Indemnified Party, unless such settlement, compromise or discharge, as the case may be, (1) includes an unconditional, full written release of such Indemnified Party, in form and substance reasonably satisfactory to the Indemnified Party, from all liability on claims that are the subject matter of such claim or proceeding, (2) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party and (3) does not impose on such Indemnified Party any continuing obligations or restrictions other than customary and reasonable confidentiality obligations relating to such claim, settlement or compromise.

11.5. Limitations.

(a)  Notwithstanding anything to the contrary contained in this Agreement, an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 11.2(a) or Section 11.3(a) unless and until the amount of indemnifiable Losses which may be recovered from the Indemnifying Party with respect to such claim equals or exceeds $50,000 (such amount, the “Deductible”), after which the Indemnifying Party shall be liable for the full amount of all Losses from the first dollar, subject to the other limitations contained in this Article XI;provided, however, that the foregoing limitations set forth in this Section 11.5(a) shall not apply to (i) breaches or inaccuracies of the Fundamental Reps, (ii) breach or inaccuracies of the representations and warranties in Section 5.11 (Environmental Matters), or (iii) claims based upon common law fraud. Claims for indemnification pursuant to any other provision of Section 11.2 or Section 11.3 are not subject to the monetary limitations set forth in this Section 11.5(a).

(b)  To the fullest extent permitted by applicable Law, the indemnities and other obligations set forth in this Article XI shall be the exclusive remedies of the Purchaser Indemnitees against Seller Parties and the Seller Indemnitees against Purchaser, as applicable, to collect any Losses for which they are entitled to indemnification under this Agreement (including with respect to non-fulfillment, non-performance or breach of any covenant or agreement included in any other Transaction Document or breaches of or inaccuracies in representations and warranties in any other Transaction Document) or any monetary remedy pursuant to this Agreement or any other Transaction Document under any theory of liability, except in the case of common law fraud. For the sake of clarity, nothing in this Section 11.5(b) shall operate to limit the Purchaser’s right to injunctive relief with respect to breaches of any post-Closing covenants contained in any of the Transaction Documents.

(c)  The maximum amount of indemnifiable Losses for which the Seller Parties shall be liable pursuant to this Article XI (other than (i) with respect to Section 11.2(d), (ii) Environmental Losses, (iii) for claims based on non-fulfillment, non-performance or other breaches by any of the Seller Parties of any covenant or agreement in the Non-Competition Agreement, (iv) for claims based on breaches of or inaccuracies in any of the Fundamental Reps, and (v) for claims based on common law fraud, which, with respect to each of clauses (i) through (v), the monetary limitation set forth in this Section 11.5(c) shall not apply) shall not exceed an aggregate amount equal to 100% of the sum of (A) the Initial Purchase Price plus (B) the amount of the Earnout Payment actually paid by Purchaser to the Sellers or deposited with the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement, inclusive of the aggregate amount of all other indemnity claims paid to Purchaser Indemnitees hereunder;provided, however, that the maximum amount of indemnifiable Losses for which the Seller Parties shall be liable pursuant to Sections 11.2(a) and 11.2(b), other than with respect to Fundamental Reps, the representations and warranties in Section 5.11 (Environmental Matters), and for claims based on common law fraud, shall not exceed an amount equal to two (2) times the General Escrow Amount, inclusive of the aggregate amount of all other indemnity claims paid to Purchaser Indemnitees pursuant to Sections 11.2(a) and 11.2(b), other than with respect to the Fundamental Reps, the representations and warranties in Section 5.11 (Environmental Matters), and for claims based on common law fraud.

(d)  The amount of any Losses that are subject to indemnification under this Article XI shall be calculated net of the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by the Indemnified Party in respect of such Losses or any of the events or circumstances giving rise to such Losses (net of any reasonable out-of-pocket costs or expenses actually incurred in obtaining such insurance, indemnification, contribution or reimbursement).

(e)  For the sole purpose of determining Losses (and not for determining whether or not any breaches of or inaccuracies in representations or warranties have occurred), the representations and warranties shall not be deemed qualified by any references to materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

11.6. Release of Escrow Funds.

(a)  Subject to the further terms and conditions of the Escrow Agreement and this Article XI, on the first Business Day after the expiration of the General Escrow Period, Purchaser and Sellers shall execute a joint instruction to the Escrow Agent directing the Escrow Agent to release to Sellers any remaining General Escrow Funds on such date, minus any Claimed Amount relating to any Claim Notice given by any Purchaser Indemnitee with respect to the General Escrow Funds for which a Response Notice from Sellers is not then due and has not been given and any Contested Amount relating to the General Escrow Funds then outstanding (the “Pending General Claim Reserve”). The Pending General Claim Reserve shall remain in escrow until the resolution, in accordance with the terms of this Agreement, of the applicable claim or claims to which such reserve relates. Upon resolution of such claim or claims, Purchaser and Sellers shall promptly execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver to (i) Purchaser, any amount which Purchaser is entitled to receive as a result of the resolution of such claim or claims and (ii) Sellers, any remaining balance of the General Escrow Amount.

(b)  In the event, prior to Closing, Sellers have not delivered to Purchaser a Regulatory Letter or the Landlord Acknowledgement pursuant to Section 3.2(c)(i) above, but following Closing, Sellers deliver to Purchaser (i) either a Regulatory Letter (provided no Regulatory Letter was delivered prior to Closing), which may be conditioned upon (1) no changes in conditions, laws or property uses, (2) no new contamination caused by Purchaser, (3) a reservation of the Colorado Governmental Authority’s authority should new information come to light, and (4) no submission of materially misleading information to the Colorado Governmental Authority (the parties acknowledge and agree that the conditions in (1), (2), (3) and (4) shall not be a basis for Purchaser or its counsel to deem any Regulatory Letter not reasonably satisfactory) or the Landlord Acknowledgement (provided no Landlord Acknowledgement was delivered prior to Closing), in either case in a form reasonably satisfactory to Purchaser and its counsel, it being agreed by the parties that Purchaser shall provide written notice to Sellers indicating whether the Regulatory Letter or Landlord Acknowledgement or both, as applicable, is or are reasonably satisfactory to Purchaser and its counsel within twenty-one (21) days after Purchaser’s receipt of such Regulatory Letter or Landlord Acknowledgement or both, as applicable. In the event Purchaser has provided Sellers with written notice within such period indicating that such Regulatory Letter or Landlord Acknowledgement or both, as applicable, is or are reasonably satisfactory to Purchaser and its counsel, or has failed to notify Sellers of Purchaser’s determination within such period, Sellers shall be entitled to a distribution from the Special Escrow Funds of an amount equal to the lesser of [ …***…] Dollars ($[…***…]) and the remaining Special Escrow Funds, or (ii) both a Regulatory Letter and a Landlord Acknowledgement, in each case in a form reasonably satisfactory to Purchaser and its counsel, Sellers shall be entitled to a distribution from the Special Escrow Funds of an amount equal to the lesser of […***…] Dollars ($[…***…]) and the remaining Special Escrow Funds. In the event Sellers satisfy the foregoing condition in either subsections (i) or (ii) above and are entitled to a distribution from the Special Escrow Funds, on the first Business Day after Sellers satisfy the condition in either subsections (i) or (ii), Purchaser and Sellers shall execute a joint instruction to the Escrow Agent directing the Escrow Agent to release to Sellers the applicable amount pursuant to this Section 11.6(b). Prior to Sellers’ submission to the applicable Colorado Governmental Authority of any information regarding the environmental condition of the Leased Premises, including any application or request for a Regulatory Letter, Sellers shall provide to Purchaser, for Purchaser’s approval, which approval shall not be unreasonably withheld, delayed or conditioned, a copy of such information, application or request; provided, further, that upon Sellers’ receipt of such written approval, or, if Purchaser has not provided Sellers with either a written approval or objection to such information, application or request within fifteen (15) Business Days of Purchaser’s receipt of such information, application or request, Sellers may proceed with their submission to the applicable Colorado Governmental Authority, and if a written objection is delivered to Sellers within such period, Sellers and Purchaser agree to negotiate in good faith to resolve such objection as soon as practicable. Sellers shall further afford Purchaser a reasonable opportunity to participate in any telephone call or meeting with such Colorado Governmental Authority arising out of any such submission, application or request.

(c)  Subject to the further terms and conditions of the Escrow Agreement and this Article XI, on the first Business Day after the expiration of the Special Escrow Period, Purchaser and Sellers shall execute a joint instruction to the Escrow Agent directing the Escrow Agent to release to Sellers any remaining Special Escrow Funds on such date, minus any Claimed Amount relating to any Claim Notice given by any Purchaser Indemnitee with respect to the Special Escrow Funds for which a Response Notice from Sellers is not then due and has not been given and any Contested Amount relating to the Special Escrow Funds then

***Confidential Treatment Requested

outstanding (the “Pending Special Claim Reserve”). The Pending Special Claim Reserve shall remain in escrow until the resolution, in accordance with the terms of this Agreement, of the applicable claim or claims to which such reserve relates. Upon resolution of such claim or claims, Purchaser and Sellers shall promptly execute a joint instruction to the Escrow Agent directing the Escrow Agent to deliver to (i) Purchaser, any amount which Purchaser is entitled to receive as a result of the resolution of such claim or claims and (ii) Sellers, any remaining balance of the Special Escrow Amount.

11.7. Tax Treatment. The parties will treat any payment received pursuant to this Article XI as an adjustment to the Aggregate Purchase Price for Tax and financial reporting purposes to the extent permitted by applicable Law.

11.8. Non-Reliance. Neither Purchaser nor Seller Parties are relying on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Documents. Such representations and warranties by Seller Parties constitute the sole and exclusive representations and warranties of Seller Parties in connection with the transactions contemplated hereunder and thereunder, and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whatsoever and whether, express, implied or statutory are expressly disclaimed by the Seller Parties.

ARTICLE XII

General Provisions.

12.1. Expenses. Whether or not the transactions contemplated herein shall be consummated, except as otherwise expressly provided herein, the parties hereto shall pay their own respective expenses incident to the preparation of this Agreement and to the consummation of the transactions provided for herein.

12.2. Entire Agreement; No Third Party Beneficiaries; Amendment. This Agreement, the other Transaction Documents, the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and all prior understandings, agreements, representations and warranties (whether oral or written) by or amongthe parties with respect to such matters are superseded. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement may not be amended, modified, waived, discharged or orally terminated except by an instrument in writing signed by a duly authorized officer of a party against whom enforcement of the change, waiver, discharge or termination is sought.

12.3. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted. Furthermore, in lieu of such illegal, invalid or unenforceable provisions the parties shall add, as a part of this

Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

12.4. Waiver. Any party to this Agreement may, by written notice to the other parties hereto, waive any provision of this Agreement from which such party is entitled to receive a benefit. The waiver by any party hereto of a breach by another party of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by such other party of such provision or any other provision of this Agreement.

12.5. Public Announcements. Prior to the Closing Date, no public announcement or other publicity regarding the existence of this Agreement or any agreements contemplated hereby or their contents or the transactions contemplated hereby or thereby shall be made by any party or any of their respective Affiliates, officers, directors, employees, representatives or agents, without the prior written agreement of the other parties as to form, content, timing and manner of distribution or publication. On and after the Closing Date, each party shall maintain confidential the terms and provisions of this Agreement and the agreements contemplated hereby and the terms of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, nothing in this Section 12.5 shall prevent any party or its Affiliates or any other Person from (a) issuing such press releases, public announcements or disclosures or making such SEC filings (including disclosing this Agreement or any of the agreements contemplated hereby), in each case as it determines are reasonably necessary to comply with applicable Law (including disclosure requirements of the SEC) or the rules of any stock exchange on which securities issued by a party or its Affiliates are traded or to the extent such disclosure is substantially consistent with previous public disclosures made in compliance with this Section 12.5, (b) disclosing this Agreement or any of the agreements contemplated hereby or their contents or the transactions contemplated hereby or thereby to (i) current and future officers, directors, employees, representatives and agents of such party and its Affiliates, (ii) current and potential lenders to, investors in and purchasers of such party and its Affiliates, or (iii) any Governmental Authority in order to provide notice, transfer any permits or licenses or obtain such Governmental Authority’s consent in order to consummate the transactions contemplated by this Agreement, (c) disclosing the tax treatment and tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure except to the extent maintaining confidentiality of such information is necessary to comply with any applicable securities Laws, or (d) enforcing its rights hereunder.

12.6. Successors and Assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties; provided, however, Purchaser may, upon written notice to the Seller Parties, assign this Agreement in whole or in part to any Affiliate of Purchaser, provided that such assignment shall not relieve Purchaser of its obligations hereunder; and provided further, however that each Seller Party may, without the consent of Purchaser, assign this Agreement to any Person with whom such Seller Party engages in a merger, consolidation, stock sale or similar change in control transaction or to whom such Seller Party sells or transfers or otherwise disposes all or substantially all of its assets provided that such assignee under such assignment agrees to be bound by the terms of this Agreement and has, at the time of such assignment (giving effect to such merger, consolidation, stock sale or similar change in control transaction, or sale, transfer or other disposition), a book net worth

(calculated in accordance with GAAP as in effect at the time of determination) of at least $25,000,000. This Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and assigns.

12.7. Notice. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail, by reputable overnight delivery or courier or by facsimile transmission or email, addressed as follows:

To Seller Parties:
ChromaDex, Inc.
ChromaDex Analytics, Inc.
10005 Muirlands Blvd., Suite G
Irvine, CA 92618
Facsimile No.: (949) 419-0294
Attention: Tom Varvaro
Email: tom.varvaro@chromadex.com

With a copy to:
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Facsimile No.: (858) 550-6420
Attention: Matthew T. Browne
Email: mbrowne@cooley.com

To Purchaser:
Covance Laboratories Inc.
531 South Spring Street
Burlington, North Carolina 27215
Facsimile No.: (336) 436-4177
Attention: General Counsel
Email: Ebertss@LabCorp.com

With a copy to:
Kelley Drye & Warren LLP
3050 K Street, NW
Suite 400
Washington, DC 20007
Facsimile No.: (202) 342-8451
Attention: Joseph B. Hoffman
Email: jhoffman@kelleydrye.com

and in any case at such other address as the advisee shall have specified by written notice provided pursuant to this Section 12.7. Notice of change of address shall be effective only upon receipt thereof. All such other notices and communications shall be deemed effective (a) if by personal delivery, upon receipt, (b) if by registered or certified mail, on the third (3rd) Business Day after the date of mailing thereof, (c) if by reputable overnight delivery or courier, on the first (1st) Business Day after the date of mailing, or (d) if by facsimile transmission or email, immediately upon receipt of a transmission or email confirmation, provided notice is sent on a

Business Day between the hours of 9:00 a.m. and 5:00 p.m., recipient’s time, but if not then upon the following Business Day.

12.8. Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall constitute one and the same instrument. The exchange of executed copies of this Agreement by facsimile transmission or other electronic transmission shall constitute effective execution and delivery of this Agreement.

12.9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts-of-laws principles that would require application of any other law.

12.10. Jurisdiction. Each Seller Party and Purchaser hereby (a) agrees that any Proceeding in connection with or relating to this Agreement, any agreement contemplated hereby or any matters contemplated hereby or thereby, shall be brought in the United States District Court for the District of Delaware, or in an appropriate Delaware state court if there is no federal jurisdiction; (b) agrees that in connection with any such Proceeding, such party shall consent and submit to personal jurisdiction in any such court described in clause (a) of this Section 12.10 and to service of process upon it in accordance with the rules and statutes governing service of process; (c) agrees to waive to the full extent permitted by Law any objection that it may now or hereafter have to the venue of any such Proceeding in any such court or that any such Proceeding was brought in an inconvenient forum; (d) agrees as a method of service to service of process in any such Proceeding by mailing of copies thereof to such party at its address set forth in Section 12.7; (e) agrees that any service made as provided herein shall be effective and binding service in every respect; and (f) agrees that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by applicable Law. Each Seller Party and Purchaser shall not, and shall cause its Affiliates not to, file, initiate or bring, or participate in, any Proceeding in connection with or relating to this Agreement or any matters contemplated hereby in or before any Governmental Authority other than that specified in clause (a) of this Section 12.10.

12.11. Interpretation. The use of the masculine, feminine or neuter gender or the singular or plural form of words used herein (including defined terms) shall not limit any provision of this Agreement. The terms “include,” “includes” and “including” are not intended to be limiting and shall be deemed to be followed by the words “without limitation” (whether or not they are in fact followed by such words) or words of like import. The term “or” has the inclusive meaning represented by the phrase “and/or.” Reference to a particular Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement. Reference to a particular agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. The terms “dollars” and “$” mean United States Dollars. The Exhibits and Disclosure Schedule identified in this Agreement are incorporated into this Agreement by reference and made a part hereof. The Article, Section, paragraph, Exhibit and Schedule headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Articles, Sections, paragraphs, clauses, Exhibits or Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Exhibit or Schedule to, this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PURCHASER:

COVANCE LABORATORIES INC.

By: /s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Its: Secretary and SVP

SELLERS:

CHROMADEX, INC.

By: /s/ Frank Jaksch
Name: Frank Jaksch
Its: CEO

CHROMADEX ANALYTICS, INC.

By: /s/ Frank Jaksch
Name: Frank Jaksch
Its: CEO

SHAREHOLDER:

CHROMADEX CORPORATION

By: /s/ Frank Jaksch
Name: Frank Jaksch
Its: CEO

EXHIBITS AND SCHEDULES

Exhibits:

Exhibit 2.3(i)	-	Form of Assumption Agreement
Exhibit 2.3(ii)	-	Form of Joint Contract Assumption Agreement
Exhibit 3.2(b)	-	Form of Escrow Agreement
Exhibit 8.8(c)	-	Form of General Assignment and Bill of Sale
Exhibit 8.8(d)	-	Form of Non-Competition Agreement
Exhibit 8.8(e)	-	Form of Non-Competition Agreement for Management
Exhibit 8.8(f)	-	Form of Transition Services Agreement
Exhibit 8.8(g)	-	Form of License Agreement

Schedules:

Schedule A	-	Disclosure Schedule
Schedule 1.1	-	Permitted Liens
Schedule 2.1(a)(i)	-	Personal Property Assets at Leased Premises
Schedule 2.1(a)(ii)	-	Personal Property Assets located in California
Schedule 2.1(b)	-	Inventory and Supplies
Schedule 2.1(c)	-	Governmental Authorization
Schedule 2.2(e)	-	Excluded Assets
Schedule 2.2(i)	-	Excluded Assets – Governmental Authorizations
Schedule 3.2	-	Debt Paid By Purchaser at Closing On Behalf of Sellers
Schedule 3.5	-	Allocation Schedule
Schedule 7.15	-	Sellers’ Terms and Conditions
Schedule 7.16	-	Purchaser’s Terms and Conditions